TRANSALTA CORPORATION
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (MD&A) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. Refer to the Forward-Looking Statements section of this MD&A for additional information.
Table of Contents

M2	Forward-Looking Statements	M38	Financial Capital
M4	Description of the Business	M42	Cash Flows
M6	Highlights	M44	Other Consolidated Analysis
M14	Capital Expenditures	M44	Financial Instruments
M15	Significant and Subsequent Events	M45	Additional Non-IFRS and Supplementary Financial Measures
M16	Segmented Financial Performance and Operating Results	M55	2025 Outlook
M27	Performance by Segment with Supplemental Geographical Information	M56	Material Accounting Policies and Critical Accounting Estimates
M27	Optimization of the Alberta Portfolio	M56	Accounting Changes
M31	Selected Quarterly Information	M57	Governance and Risk Management
M33	Strategic Priorities	M57	Regulatory Updates
M34	Growth	M59	Disclosure Controls and Procedures
M36	Financial Position

This MD&A should be read in conjunction with our unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2025 and 2024, and should be read in conjunction with the audited annual consolidated financial statements and MD&A (2024 Annual MD&A) contained within our 2024 Integrated Report. In this MD&A, unless the context otherwise requires, “we”, “our”, “us”, the “Company” and “TransAlta” refer to TransAlta Corporation and its subsidiaries. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for Canadian publicly accountable enterprises as issued by the International Accounting Standards Board (IASB) and in effect at March 31, 2025. All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted, except amounts per share, which are in whole dollars to the nearest two decimals. This MD&A is dated May 6, 2025. Additional information respecting TransAlta, including our Annual Information form (AIF) for the year ended Dec. 31, 2024, is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on our website at www.transalta.com. Information on or connected to our website is not incorporated by reference herein.

TransAlta Corporation	M1

Forward-Looking Statements
This MD&A includes "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements").
Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in or implied by the forward-looking statements.
In particular, this MD&A contains forward-looking statements about the following, among other things:
•The strategic objectives of the Company and that the execution of the Company’s strategy will realize value for shareholders;
•Our capital allocation and financing strategy;
•Our sustainability goals and targets, including those in our 2024 Sustainability Report;
•Our 2025 Outlook;
•Our financial and operational performance, including our hedge position;
•Optimizing and diversifying our existing assets;
•The increasingly contracted nature of our fleet;
•Expectations about strategies for growth and expansion, including opportunities for Centralia redevelopment, and data centre opportunities;
•Expected costs and schedules for planned projects;
•Expected regulatory processes and outcomes, including in relation to the Alberta restructured energy market;
•The power generation industry and the supply and demand of electricity;
•The cyclicality of our business;
•Expected outcomes with respect to legal proceedings;
•The expected impact of future tax and accounting changes; and
•Expected industry, market and economic conditions.

The forward-looking statements contained in this MD&A are based on many assumptions including, but not limited to, the following:
•No significant changes to applicable laws and regulations;
•No unexpected delays in obtaining required regulatory approvals;
•No material adverse impacts to investment and credit markets;
•No significant changes to power price and hedging assumptions;
•No significant changes to gas commodity price assumptions and transport costs;
•No significant changes to interest rates;
•No significant changes to the demand and growth of renewables generation;
•No significant changes to the integrity and reliability of our facilities;
•No significant changes to the Company's debt and credit ratings;
•No unforeseen changes to economic and market conditions; and
•No significant event occurring outside the ordinary course of business.
These assumptions are based on information currently available to TransAlta, including information obtained from third-party sources. Actual results may differ materially from those predicted by such assumptions.
Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this MD&A include, but are not limited to:
•Fluctuations in power prices;
•Changes in supply and demand for electricity;
•Our ability to contract our electricity generation for prices that will provide expected returns;
•Our ability to replace contracts as they expire;
•Risks associated with development projects and acquisitions;
•Any difficulty raising needed capital in the future on reasonable terms or at all;
•Our ability to achieve our targets relating to environmental, social and governance (ESG) performance;
•Long-term commitments on gas transportation capacity that may not be fully utilized over time;
•Changes to the legislative, regulatory and political environments;
•Environmental requirements and changes in, or liabilities under, these requirements;
•Operational risks involving our facilities, including unplanned outages and equipment failure;
•Disruptions in the transmission and distribution of electricity;
•Reductions in production;
•Impairments and/or writedowns of assets;
•Adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats;
•Commodity risk management and energy trading risks;

M2	TransAlta Corporation

•Reduced labour availability and ability to continue to staff our operations and facilities;
•Disruptions to our supply chains;
•Climate-change related risks;
•Reductions to our generating units' relative efficiency or capacity factors;
•General economic risks, including deterioration of equity markets, increasing interest rates or rising inflation;
•General domestic and international economic and political developments, including potential trade tariffs;
•Industry risk and competition;
•Counterparty credit risks;
•Inadequacy or unavailability of insurance coverage;
•Increases in the Company's income taxes and any risk of reassessments;
•Legal, regulatory and contractual disputes and proceedings involving the Company;
•Reliance on key personnel; and
•Labour relations matters.
The foregoing risk factors, among others, are described in further detail in the Governance and Risk Management section of this MD&A and the Risk Factors section in our AIF for the year ended Dec. 31, 2024.

Readers are urged to consider these factors carefully when evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof and are cautioned not to place undue reliance on them. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. We cannot assure that projected results or events will be achieved.

TransAlta Corporation	M3

Description of the Business
TransAlta Corporation is one of Canada’s largest publicly traded power generators, owning and operating a diverse fleet across Canada, the United States and Western Australia. Our portfolio includes hydro, wind, solar, battery storage, natural gas and coal, complemented by our exceptional asset optimization and energy marketing capabilities. As one of Canada’s largest producers of wind and thermal generation and Alberta’s largest producer of hydro power, TransAlta remains committed to a balanced, technology-agnostic generation mix. With strong cash flows underpinned by a high-quality portfolio, TransAlta strives to deliver sustainable long-term shareholder value in an evolving energy landscape.
The Company's goal is to deliver solutions to meet our customers' needs for reliable, sustainable power. With over a century of experience, TransAlta is a trusted partner delivering tailored solutions. Our strategic priorities include optimizing our Alberta portfolio, executing our growth plan, realizing the value of our legacy generating facilities, maintaining financial strength and capital discipline, defining the next generation of power solutions and leading in ESG and market policy development. We are primarily focused on opportunities within our core markets of Canada, the United States and Western Australia.
Portfolio of Assets
Our asset portfolio is geographically diversified with operations across our core markets.
Our Hydro, Wind and Solar, Gas and Energy Transition segments are responsible for operating and maintaining our generation facilities. Our Energy Marketing segment is responsible for marketing and scheduling our merchant asset fleet in North America (excluding Alberta) along with the procurement, transport and storage of natural gas, providing knowledge to support our growth team, and generating a stand-alone gross margin separate from our asset business through a leading North American energy marketing and trading platform.
Our highly diversified portfolio consists of both merchant and high-quality contracted assets. Our merchant assets include our unique hydro portfolio and legacy thermal portfolio and a portion of our wind assets. Our merchant exposure is primarily in Alberta, where 58 per cent of our capacity is located with 77 per cent of the capacity available to participate in the merchant market. Our high-quality contracted assets balance the merchant fleet by providing stable long-term earnings and cash flow.
In Alberta, the Company manages its merchant exposure by executing hedging strategies that include a significant base of commercial and industrial (C&I) customers, supplemented with financial hedges. A major portion of our thermal generation capacity in Alberta is hedged to provide greater cash flow certainty while also capturing higher shareholder returns through the optimization of our merchant generation portfolio. Refer to the 2025 Outlook section and the Optimization of the Alberta Portfolio of this MD&A for further details.

M4	TransAlta Corporation

The following table provides our consolidated ownership by segment of our facilities across the regions in which we operate as of March 31, 2025:

	Hydro		Wind & Solar		Gas		Energy Transition		Total
As at March 31, 2025	Gross Installed Capacity (MW)	Number of facilities	Gross Installed Capacity (MW)(1)	Number of facilities	Gross Installed Capacity (MW)(1)(2)	Number of facilities(2)	Gross Installed Capacity (MW)	Number of facilities(3)	Gross Installed Capacity (MW)	Number of facilities
Alberta	834	17	764	14	3,650	15	—	—	5,248	46
Canada, excluding Alberta	88	7	751	9	705	4	—	—	1,544	20
U.S.	—	—	1,024	10	29	1	671	2	1,724	13
Western Australia	—	—	48	3	450	6	—	—	498	9
Total	922	24	2,587	36	4,834	26	671	2	9,014	88
(1)Gross installed capacity for consolidated reporting is based on a proportionate interest held in a facility.
(2)Excludes the gross installed capacity attributable to the Planned Divestitures.
(3)Includes the Centralia coal facility and the Skookumchuck hydro facility.
Contracted Capacity
The following table provides our contracted capacity by segment in MW and as a percentage of total gross installed capacity of our facilities across the regions in which we operate as of March 31, 2025:

As at March 31, 2025	Hydro	Wind & Solar	Gas(1)	Energy Transition	Total
Alberta	—	336	887	—	1,223
Canada, excluding Alberta	88	751	705	—	1,544
U.S.	—	1,024	29	381	1,434
Western Australia	—	48	450	—	498
Total contracted capacity (MW)	88	2,159	2,071	381	4,699
Contracted capacity as a % of total capacity (%)	10	83	43	57	52
(1)The figures exclude the contracted capacity related to the Planned Divestitures.
Approximately 52 per cent of our total installed capacity is contracted with strong creditworthy counterparties.
The following table provides the weighted average contract life by segment of our contracted and merchant facilities across the regions in which we operate as of March 31, 2025:

As at March 31, 2025	Hydro	Wind & Solar	Gas(1)	Energy Transition	Total
Alberta	—	7	2	—	3
Canada, excluding Alberta	15	9	7	—	8
U.S.	—	12	1	—	8
Western Australia	—	14	14	—	14
Total weighted average contract life (years)(2)	1	10	4	—	5
(1)Excludes the contracts pertaining to the Planned Divestitures.
(2)The contract life of merchant facilities is included as nil years.

TransAlta Corporation	M5

Highlights
For the three months ended March 31, 2025, the Company delivered strong operational performance, while financial performance was partially impacted by softer power prices in Alberta. The Company remains confident in its ability to achieve results within its previously stated guidance range. On Dec. 4, 2024, the Company completed the acquisition of Heartland Generation, which added 1,747 MW to gross installed capacity, excluding the Poplar Hill and Rainbow
Lake facilities, (collectively, the Planned Divestitures). IFRS financial statements include the results attributable to the Planned Divestitures, which the Company agreed to divest pursuant to a consent agreement entered into with the Commissioner of Competition for Canada. Our non-IFRS measures and operational KPIs exclude the results of the Planned Divestitures.

	3 months ended March 31
(in millions of Canadian dollars except where noted)	2025	2024
Operational information
Availability (%)	94.9	92.3
Production (GWh)	6,832	6,178
Select financial information
Revenues	758	947
Adjusted EBITDA(1)	270	342
Adjusted earnings before income taxes(1)	28	144
Earnings before income taxes	49	267
Adjusted net earnings attributable to common shareholders(1)	30	128
Net earnings attributable to common shareholders	46	222
Cash flows
Cash flow from operating activities	7	244
Funds from operations(1)	179	254
Free cash flow(1)	139	221
Per share
Weighted average number of common shares outstanding	298	308
Adjusted net earnings attributable to common shareholders per share(1)(2)	0.10	0.41
Net earnings per share attributable to common shareholders, basic and diluted	0.15	0.72
Dividends declared per common share	0.07	—
Funds from operations per share(1)(2)	0.60	0.82
Free cash flow per share(1)(2)	0.47	0.72
(1)These are non-IFRS measures and ratios, which are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) and cash flow trends more readily in comparison with prior periods’ results. Refer to the Segmented Financial Performance and Operating Results section of this MD&A for further discussion of these items. Also, refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more information regarding these non-IFRS measures and ratios, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2)Adjusted net earnings attributable to common shareholders per share, funds from operations (FFO) per share and free cash flow (FCF) per share are calculated using the weighted average number of common shares outstanding during the period. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more information regarding these non-IFRS measures and ratios.

M6	TransAlta Corporation

(in millions of Canadian dollars except where noted)
As at	March 31, 2025	Dec. 31, 2024
Liquidity and capital resources
Available liquidity(1)	1,512	1,616
Adjusted net debt to adjusted EBITDA (times)(2)(3)	3.9	3.6
Total consolidated net debt(2)(4)	3,983	3,798
Assets and liabilities
Total assets	9,483	9,499
Total long-term liabilities(5)	5,572	5,087
Total liabilities(6)	7,658	7,656
(1)Available liquidity is a supplementary financial measure and is calculated as the sum of total available capacity under the committed credit and term facilities and cash and cash equivalents less bank overdraft and the amounts drawn under the non-committed demand facilities.
(2)These are non-IFRS measures and ratios, which are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Refer to the Segmented Financial Performance and Operating Results section of this MD&A for further discussion of these items. Also, refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more information regarding these non-IFRS measures and ratios, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(3)The most directly comparable IFRS ratio to Adjusted net debt to adjusted EBITDA (times) is calculated as total credit facilities, long-term debt and lease liabilities of $3,877 million (Dec. 31, 2024 — $3,808 million) divided by earnings before income taxes for the last four quarters of $101 million (Dec. 31, 2024 — $319 million) and is equal to 38 times (Dec. 31, 2024 — 12 times). Refer to Key non-IFRS financial ratios section of this MD&A for details of the calculation.
(4)The most directly comparable IFRS measure to total consolidated net debt is total credit facilities, long-term debt and lease liabilities, which is equal to $3,877 million (Dec. 31, 2024 — $3,808 million). Refer to the table in the Financial Capital section of this MD&A for more details on the composition of total consolidated net debt.
(5)Total long-term liabilities are equal to total non-current liabilities in the condensed consolidated statements of financial position under IFRS.
(6)Total liabilities are equal to a sum of current and non-current liabilities in the condensed consolidated statements of financial position under IFRS.

TransAlta Corporation	M7

Operating Performance
Availability
The following table provides availability (%) by segment:

3 months ended March 31	2025	2024
Hydro	93.6	91.9
Wind and Solar	94.0	93.4
Gas	95.5	94.6
Energy Transition	97.1	79.0
Availability (%)	94.9	92.3
Availability is an important measure for the Company as it represents the percentage of time a facility is available to produce electricity, and is an indicator of the overall performance of the fleet.
The Company schedules dedicated time (planned outages) to maintain, repair or make improvements to the facilities at a time that will minimize the impact to operations. In high price environments, actual outage schedules may change to accelerate the return to service of the unit.
Availability for the three months ended March 31, 2025, was 94.9 per cent, compared to 92.3 per cent in the same period in 2024. Higher availability compared to the prior period was primarily due to:
•The addition of new facilities, including the Heartland gas facilities in the fourth quarter of 2024 and the White Rock and Horizon Hill wind facilities in the first and second quarters of 2024, which operated at higher availability during the first quarter of 2025;
•Lower unplanned outages at the Centralia facility in the Energy Transition segment; and
•Lower planned major maintenance outages in the Hydro fleet.
Production and Long-Term Average Generation
The following table provides the long-term average generation (LTA generation) on a consolidated basis for each of our segments:

	2025			2024
As at March 31	Actual production (GWh)	LTA generation (GWh)	Production as a % of LTA	Actual production (GWh)	LTA generation (GWh)	Production as a % of LTA
Hydro	383	402	95%	351	402	87%
Wind and Solar(1)	1,905	2,056	93%	1,498	1,644	91%
Gas	3,504			3,528
Energy Transition	1,040			801
Total	6,832			6,178
(1)LTA generation for Wind and Solar increased as a result of new wind facilities, including the White Rock East wind facility commissioned in April 2024 and the Horizon Hill wind facility commissioned in May 2024.

M8	TransAlta Corporation

In addition to availability, the Company uses LTA generation as another indicator of performance for the renewable facilities, whereby actual production levels are compared against the expected long-term average. In the short term, for each of the Hydro and Wind and Solar segments, conditions will vary from one period to the next. Over longer durations, facilities are expected to produce in-line with their long-term averages, which is broadly considered a reliable indicator of performance.
LTA generation is calculated on an annualized basis from the average annual energy yield predicted from our simulation models based on historical resource data performed over a period of typically greater than 25 years.
The LTA generation for Gas and Energy Transition is not applicable as these facilities are dispatchable and their production is largely dependent on market conditions and merchant demand.

Total production for the three months ended March 31, 2025, increased by 654 GWh, or 11 per cent, compared to the same period in 2024, primarily due to:
•Production from the Heartland gas facilities acquired in December 2024;
•Production from new wind and solar facilities, including the White Rock West and East wind facilities commissioned in January and April 2024, respectively, and the Horizon Hill wind facility commissioned in May 2024;
•Improved availability at the Centralia facility due to lower unplanned outages; and
•Higher wind resource across all regions; partially offset by
•Higher dispatch optimization in Alberta due to lower market prices; and
•Lower production in Australia due to lower customer demand.
Market Pricing

3 months ended March 31	2025	2024
Alberta spot power price ($/MWh)	40	99
Mid-Columbia spot power price (US$/MWh)	50	104
Ontario spot power price ($/MWh)	63	33
Natural gas price (AECO) per GJ ($)	2.03	1.94
For the three months ended March 31, 2025, spot power prices in Alberta were 59 per cent lower compared to the same period in 2024, driven by a generally mild winter and increased supply from new renewable and gas-fired facilities.
Spot power prices in the Pacific Northwest were 52 per cent lower compared to to the same period in 2024, also due to a milder winter.
Ontario spot power prices were 91 per cent higher compared to the same period in 2024, driven by decreased supply in the market due to nuclear refurbishments occurring in the period.
AECO natural gas prices for the three months ended March 31, 2025, were comparable with prices for the same period in the prior year.

TransAlta Corporation	M9

Financial Performance Review of Consolidated Information

3 months ended March 31	2025	2024
Revenues	758	947
Fuel and purchased power	277	323
Carbon compliance	49	40
Operations, maintenance and administration	173	134
Depreciation and amortization	146	124
Asset impairment charges (reversals)	15	1
Fair value change in contingent consideration payable	34	—
Interest expense	93	69
Earnings before income taxes	49	267
Income tax expense	7	29
Net earnings attributable to common shareholders	46	222
Net (losses) earnings attributable to non-controlling interests	(4)	16
First Quarter Variance Analysis (2025 versus 2024)
Revenues totalling $758 million, decreased by $189 million, or 20 per cent, compared to the same period in 2024, primarily due to:
•Lower power prices in Alberta;
•Lower revenue at Centralia due to higher economic dispatch driven by lower market prices;
•Lower revenue from derivatives and other trading activities in the Wind and Solar segment driven by higher unrealized mark-to-market losses on long-term wind energy sales related to the Oklahoma facilities, primarily due to strengthening forecasted wind capture prices reflected in the year; and
•Lower revenue in the Energy Marketing segment due to comparatively muted market volatility across North American natural gas and power markets and lower realized settled trades in 2025 in comparison to the same period in the prior year; partially offset by
•Higher revenue in the Gas segment with the acquisition of Heartland;
•Full quarter impact of commercial operation of the White Rock and Horizon Hill wind facilities; and
•Higher revenue from derivatives and other trading activities in the Gas segment primarily related to favourable hedging positions in the current period.
Fuel and purchased power costs totalling $277 million, decreased by $46 million, or 14 per cent, compared to the same period in 2024, primarily due to lower purchased power costs driven by lower Mid-Columbia prices in the Energy Transition segment.
Carbon compliance costs totalling $49 million, increased by $9 million compared to the same period in 2024, primarily due to an increase in the carbon price from $80 per tonne in 2024 to $95 per tonne in 2025.
OM&A expenses totalling $173 million, increased by $39 million, or 29 per cent, compared to the same period in 2024, primarily due to:
•Higher spending to support strategic and growth initiatives;
•The addition of the Heartland facilities and associated corporate costs in the fourth quarter of 2024;
•The addition of the White Rock and Horizon Hill wind facilities in the first and second quarters of 2024; and
•Higher spending related to the planning and design of an upgrade to our enterprise resource planning (ERP) system.
Depreciation and amortization totalling $146 million, increased by $22 million, or 18 per cent, compared to the same period in 2024, primarily due to:
•The addition of the Heartland facilities in the fourth quarter of 2024; and
•The addition of the White Rock and Horizon Hill wind facilities in the first and second quarters of 2024.
Asset impairment charges totalling $15 million, increased by $14 million, compared to the same period in 2024, primarily due to:
•An impairment charge on Planned Divestiture assets classified as Assets Held for Sale;
•An increase in decommissioning and restoration provisions on retired assets driven by a decrease in discount rates and revisions in estimated decommissioning costs; and
•Impairment charges related to development projects that are no longer proceeding; partially offset by

M10	TransAlta Corporation

•An impairment reversal related to certain energy transition assets reclassified to Assets Held for Sale.
Fair value change in contingent consideration payable totalling $34 million in the first quarter of 2025 was driven by updated expectations of the fair value less costs to sell on the Planned Divestitures.
Interest expense totalling $93 million, increased by $24 million, or 35 per cent, compared to the same period in 2024, primarily due to lower capitalized interest resulting from lower construction activity in 2025 compared to the same period in 2024.
Earnings before income taxes totalling $49 million, decreased by $218 million, or 82 per cent, compared to the same period in 2024, due to the above noted items. Refer to the Segment Financial Performance and Operating Results section for additional information.
Income tax expense totalling $7 million, decreased by $22 million, or 76 per cent, compared to the same period in 2024, due to the above noted items.
Net loss attributable to non-controlling interests totalling $4 million, decreased from net earnings attributable to non-controlling interests by $20 million, or 125 per cent, compared to the same period in 2024, primarily due to lower net earnings for TransAlta Cogeneration, LP (TA Cogen) resulting from lower merchant pricing in the Alberta market.

TransAlta Corporation	M11

Adjusted EBITDA
For the three months ended March 31, 2025, the Company's Adjusted EBITDA was $270 million as compared to $342 million in 2024, a decrease of $72 million, or 21 per cent. The major factors impacting Adjusted EBITDA are summarized in the following table:

3 months ended March 31
Adjusted EBITDA for the three months ended March 31, 2024(1)	342
Hydro: Lower primarily due to lower spot power prices and ancillary services prices in the Alberta market, partially offset by higher merchant and ancillary services volumes due to higher water reserves in the first quarter of 2025 and favourable hedging positions settled, which generated positive contributions over settled spot prices in the first quarter of 2025.	(40)
Wind and Solar: Higher primarily due to higher revenues from the Horizon Hill and White Rock West and East wind facilities due to full first quarter production in 2025 and higher production volumes across all regions, partially offset by lower Alberta pool prices and higher OM&A from the addition of new wind facilities.	13
Gas: Lower primarily due to higher OM&A related to the addition of the Heartland facilities, lower merchant volumes due to lower market prices driven by milder weather and new gas generation in Alberta and lower spot power prices in Alberta, partially offset by favourable hedge positions settled, and the addition of the Heartland facilities.	(21)
Energy Transition: Higher primarily due to lower fuel and purchased power costs, partially offset by increased economic dispatch driven by lower market prices, which negatively impacted merchant revenues.	10
Energy Marketing: Lower primarily due to comparatively muted market volatility across North American natural gas and power markets and lower realized settled trades in the first quarter of 2025 compared to the same period in 2024.	(18)
Corporate: Lower primarily due to increased spending to support strategic growth projects and the addition of corporate costs related to the acquisition of Heartland.	(16)
Adjusted EBITDA(2) for the three months ended March 31, 2025	270
(1)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more details.
(2)Adjusted EBITDA is a non-IFRS measure. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A. The most directly comparable IFRS measure is earnings before income taxes of $49 million for the three months ended March 31, 2025 and $267 million for the three months ended March 31, 2024, respectively. Refer to Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segments section of this MD&A.

M12	TransAlta Corporation

Free Cash Flow
For the three months ended March 31, 2025, the Company's FCF decreased by $82 million, or 37 per cent, compared to the same period in 2024. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF section in this MD&A for more details. The major factors impacting FCF are summarized in the following table:

3 months ended March 31
FCF for the three months ended March 31, 2024	221
Lower Adjusted EBITDA(1) due to the items noted above.	(72)
Higher sustaining capital expenditures due to the receipt of a lease incentive related to the Company's head office during the first quarter of 2024 and higher major maintenance at our Canadian gas fleet during the first quarter of 2025.	(24)
Higher net interest expense(2) due to lower capitalized interest resulting from lower construction activity in the first quarter of 2025 compared to the same period in 2024.	(24)
Lower distributions paid to subsidiaries' non-controlling interests relating to lower TA Cogen net earnings resulting from lower merchant pricing in the Alberta market.	19
Lower current income tax expense due to lower earnings before income taxes in 2025 compared to the same period in 2024.	14
Lower provisions accrued in the current period compared to the same period in prior year resulting in higher FCF.	8
Other non-cash items(3)	(5)
Other(4)	2
FCF(5) for the three months ended March 31, 2025	139
(1)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
(2)Net interest expense is a non-IFRS measure, is not defined and has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to Non-IFRS and Supplementary Financial Measures section of this MD&A for more information regarding this measure. The most directly comparable IFRS measure is interest expense of $93 million for the three months ended March 31, 2025 (March 31, 2024 — $69 million).
(3)Other non-cash items consists of contract liabilities, onerous contracts and long-term incentive accruals.
(4)Other consists of lower realized foreign exchange loss, higher decommissioning and higher restoration costs settled.
(5)FCF is a non-IFRS measure, is not defined and has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more information regarding this measure. The most directly comparable IFRS measure is cash flow from operations, which was $7 million and $244 million for the three months ended March 31, 2025 and 2024, respectively. Refer to the Cash Flows section of this MD&A.

TransAlta Corporation	M13

Capital Expenditures
Sustaining capital and growth and development expenditures represent supplementary financial measures used to present our spend related to the safe and reliable operation of our existing facilities and the construction of projects, respectively. The sum of sustaining capital expenditures and growth and development expenditures is approximately equal to the additions to property, plant and equipment and intangible assets during the period in the condensed consolidated statement of cash flows.
Sustaining Capital Expenditures
We are in a long-cycle business that requires significant capital expenditures. Our goal is to undertake sustaining capital expenditures that ensure our facilities operate reliably and safely. Sustaining capital are capital expenditures incurred for major maintenance to sustain the existing capacity or production of the existing asset to the end of its useful life.
The Company's sustaining capital expenditures by segment are summarized in the table below:

3 months ended March 31	2025	2024
Hydro	4	3
Wind and Solar	4	2
Gas	11	3
Corporate	4	(9)
Sustaining capital expenditures	23	(1)
Total sustaining capital expenditures during the three months ended March 31, 2025 were $24 million higher compared to the same period in 2024, primarily due to:
•The receipt of a lease incentive related to the Company's head office during the first quarter of 2024, included in the Corporate segment; and
•Higher major maintenance for our Canadian gas fleet due to timing of spend, including the gas facilities acquired from Heartland.
Growth and Development Capital Expenditures
Growth and development capital expenditures are impacted by the timing and construction of projects within the development pipeline. Growth capital represents capital expenditures incurred that will add megawatts to the Company or will generate new incremental revenues and consists of engineering, design, contracting, permitting, payroll and overhead expenditures that meet capitalization criteria.
The following table provides our growth and development spending by segment:

3 months ended March 31	2025	2024
Hydro	—	2
Wind and Solar	—	41
Gas	11	12
Growth and development expenditures	11	55
In the first quarter of 2025, growth and development capital expenditures were lower compared to the same period in 2024, as many of the development projects achieved commercial operation in the first half of 2024.
Refer to the Strategic Priorities section of this MD&A for more details.

M14	TransAlta Corporation

Significant and Subsequent Events
Senior Notes Offering
On March 24, 2025, the Company issued $450 million of senior notes with a fixed annual coupon of 5.625 per cent, maturing on March 24, 2032. The notes are unsecured and rank equally in right of payment with all existing and future senior indebtedness and senior in right of payment to all future subordinated indebtedness. Interest payments on the notes are made semi-annually, on March 24 and Sept. 24, with the first payment commencing Sept. 24, 2025.
On March 25, 2025, the Company repaid its $400 million variable rate term loan facility in advance of the scheduled maturity date of Sept. 7, 2025, with the proceeds received from the $450 million senior notes offering.
Nova Clean Energy, LLC
During the first quarter of 2025, the Company made a strategic investment in Nova Clean Energy, LLC (Nova), a developer of renewable energy projects. The investment includes a US$75 million term loan and US$100 million revolving facility. At closing of the transaction, US$74 million was drawn by Nova under the credit facilities. The outstanding principal under the term loan and the revolving facility bear interest of seven per cent per annum with interest due quarterly. The terms of the term loan and the revolving facility are six and five years, respectively, unless accelerated. The term loan is convertible to a minority equity interest at any time, prior to maturity, at the option of the Company and any remaining unused term loan commitments at the time of conversion would be terminated. This investment provides the Company with the exclusive right to purchase Nova's late-stage development projects in the western U.S.
Mothballing of Sundance 6
As previously communicated, on April 1, 2025, the Company mothballed the Sundance Unit 6 facility. The Company initially provided notice to the Alberta Electric System Operator (AESO) on Nov. 4, 2024, that Sundance Unit 6 would be mothballed on April 1, 2025, for a period of up to two years depending on market conditions. TransAlta maintains the flexibility to return the mothballed unit to service when market fundamentals improve or opportunities to contract are secured.
Declared Increase in Common Share Dividend
On Feb. 19, 2025, the Company’s Board of Directors approved a $0.02 annualized increase to the common share dividend, an eight per cent increase, and declared a dividend of $0.065 per common share payable on July 1, 2025 to shareholders of record at the close of business on June 1, 2025. The quarterly dividend of $0.065 per common share represents an annualized dividend of $0.26 per common share.
Normal Course Issuer Bid (NCIB) and Automatic Securities Purchase Plan (ASPP)
TransAlta remains committed to enhancing shareholder returns through appropriate capital allocation such as share buybacks and its quarterly dividend.
On May 27, 2024, the Company announced that it had received approval from the Toronto Stock Exchange to purchase up to 14 million common shares during the 12-month period that commenced May 31, 2024, and terminates May 31, 2025. Any common shares purchased under the NCIB will be cancelled.
On Feb. 19, 2025 the Company announced it was allocating up to $100 million to be returned to shareholders in the form of share repurchases.
On March 25, 2025, the Company entered into an ASPP to facilitate repurchases of TransAlta's common shares under its NCIB. Under the ASPP, the Company’s broker may purchase common shares from the effective date of the ASPP until the termination of the ASPP. All purchases of common shares made under the ASPP will be included in determining the number of common shares purchased under the NCIB. The ASPP will terminate on the earliest of: (a) May 8, 2025; (b) the date on which the maximum purchase limits under the ASPP are reached; or (c) the date on which the Company terminates the ASPP in accordance with its terms.
For the three months ended March 31, 2025, the Company purchased and cancelled a total of 294,200 common shares, at an average price of $13.59 per common share, for a total cost of $4 million, including taxes.

TransAlta Corporation	M15

Segmented Financial Performance and Operating Results
Segmented information is prepared on the same basis that the Company manages its business, evaluates financial results and makes key operating decisions. The following table reflects the summary financial information on a consolidated basis for the three months ended March 31:

3 months ended March 31	2025	2024
Hydro	47	87
Wind and Solar	102	89
Gas	104	125
Energy Transition	37	27
Energy Marketing	21	39
Corporate	(41)	(25)
Total adjusted EBITDA(1)(2)	270	342
Adjusted earnings before income taxes(1)	28	144
Earnings before income taxes	49	267
Adjusted net earnings attributable to common shareholders(1)	30	128
Net earnings attributable to common shareholders	46	222
(1)These are non-IFRS measures, which are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more information regarding these measures. The most directly comparable IFRS measure to Adjusted EBITDA and Adjusted earnings before income taxes is earnings before income taxes. The most directly comparable IFRS measure to Adjusted net earnings attributable to common shareholders is Net earnings attributable to common shareholders. Refer to Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segments section of this MD&A.
(2)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
Adjusted earnings before income taxes for the three months ended March 31, 2025 decreased by $116 million, or 81 per cent, compared to the same period in 2024, primarily due to:
The factors causing lower adjusted EBITDA described in the Adjusted EBITDA section of this MD&A; and
•Higher depreciation and amortization due to the addition of the Heartland gas facilities and White Rock and Horizon Hill wind facilities;
•Higher interest expense due to lower capitalized interest resulting from lower construction activity in the first quarter of 2025 compared to the same period in 2024.
Adjusted net earnings attributable to common shareholders for the three months ended March 31, 2025 decreased by $98 million, or 77 per cent, compared to the same period in 2024, primarily due to:
•The factors causing lower adjusted earnings before income taxes described above; and
•Lower calculated tax recovery on adjustments and reclassifications in 2025; partially offset by
•Lower current income tax expense due to lower earnings before income taxes in 2025 compared to the same period in 2024.

M16	TransAlta Corporation

Earnings before income taxes for the three months ended March 31, 2025, decreased by $218 million, or 82 per cent, compared to the same period in 2024, primarily due to:
•The factors causing lower adjusted earnings before income taxes noted above;
•Higher unrealized mark-to-market losses recorded in the Wind and Solar segment primarily related to long-term wind energy sales related to the Oklahoma facilities;
•Lower unrealized mark-to-market gains recorded in the Gas segment primarily related to lower volumes hedged in the current period;
•Higher asset impairment charges on the Planned Divestiture assets classified as Assets Held for Sale, offset by a fair value gain on the contingent consideration payable in the first quarter of 2025 driven by updated expectations of the fair value less costs to sell on the Planned Divestitures;
•Higher asset impairment charges due to an increase in decommissioning and restoration provisions on retired assets driven by a decrease in discount rates and revisions in estimated decommissioning costs; impairment charges related to development projects that are no longer proceeding, partially offset by an impairment reversal related to certain energy transition assets reclassified to assets held for sale; and
•Higher spending relating to planning and design work on a planned upgrade to our ERP system; partially offset by
•Higher unrealized mark-to-market gains recorded in the Hydro segment primarily related to the favourable changes in forward prices.
Net earnings attributable to common shareholders for the three months ended March 31, 2025, decreased by $176 million, or 79 per cent, compared to the same period in 2024, primarily due to:
•The factors causing lower earnings before income taxes above; partially offset by
•Lower current income tax expense due to lower earnings before income taxes in 2025 compared to the same period in 2024; and
•Net loss attributable to non-controlling interests compared to net earnings in the same period in 2024, primarily due to lower net earnings for TA Cogen resulting from lower merchant pricing in the Alberta market.

TransAlta Corporation	M17

Hydro

3 months ended March 31	2025	2024	Change
Gross installed capacity (MW)	922	922	—	—%
LTA generation (GWh)	402	402	—	—%
Availability (%)	93.6	91.9	1.7	2%
Production
Contract production (GWh)	38	38	—	—%
Merchant production (GWh)	345	313	32	10%
Total energy production (GWh)	383	351	32	9%
Ancillary service volumes (GWh)(1)	713	661	52	8%

Alberta Hydro Assets revenues(2)	26	49	(23)	(47)%
Other Hydro Assets revenues and other Hydro revenues(3)	9	8	1	13%
Alberta Hydro ancillary services revenues(1)	20	36	(16)	(44)%
Environmental and tax attributes revenues	10	14	(4)	(29)%
Adjusted revenues(4)	65	107	(42)	(39)%
Fuel and purchased power	4	6	(2)	(33)%
Adjusted gross margin(4)	61	101	(40)	(40)%
Adjusted OM&A(4)	13	13	—	—%
Taxes, other than income taxes	1	1	—	—%
Adjusted EBITDA(4)	47	87	(40)	(46)%
Depreciation and amortization	(9)	(7)	(2)	29%
Adjusted earnings before income taxes(4)	38	80	(42)	(53)%
Earnings before income taxes	59	85	(26)	(31)%
Supplemental Information:
Gross revenues per MWh
Alberta Hydro Assets revenues ($/MWh)(2)	75	157	(82)	(52)%
Alberta Hydro Assets ancillary services revenues ($/MWh)(1)	28	54	(26)	(48)%
(1)Alberta Hydro ancillary services revenues is a supplementary financial measure. Alberta Hydro ancillary services revenues are revenues earned from providing services required to ensure that the interconnected electric system is operated in a manner that provides a satisfactory level of service with acceptable levels of voltage and frequency as described in the AESO Consolidated Authoritative Document Glossary. Revenues per MWh is calculated by dividing Alberta Hydro ancillary services revenues by ancillary service volumes in MWh.
(2)Alberta Hydro Assets revenues is a supplementary financial measure and is comprised of revenues from 13 hydro facilities on the Bow and North Saskatchewan river systems, as well as revenues from swaps and forward hedges. Revenues per MWh is calculated by dividing Alberta Hydro revenues by merchant production in MWh.
(3)Other Hydro Assets revenues is a supplementary financial measure and consists of revenues from our hydro facilities in British Columbia, Ontario and Alberta (other than the Alberta Hydro Assets). Other Hydro revenues is a supplementary financial measure and includes revenues from our transmission business and other contractual arrangements, including the flood mitigation agreement with the Government of Alberta and black start services.
(4)Adjusted revenues, adjusted gross margin, adjusted OM&A, adjusted EBITDA and adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more information regarding these measures. The most directly comparable IFRS measure to adjusted revenues is revenues $86 million (March 31, 2024 — $112 million), to adjusted gross margin - gross margin $82 million (March 31, 2024 — $106 million), to adjusted OM&A - OM&A $13 million (March 31, 2024 — $13 million), to Adjusted EBITDA and Adjusted earnings before income taxes - earnings before income taxes $59 million (March 31, 2024 — $85 million).

M18	TransAlta Corporation

Adjusted revenues for the three months ended March 31, 2025, decreased compared to the same period in 2024, primarily due to:
•Lower spot power and ancillary services prices in the Alberta market; partially offset by
•Higher merchant and ancillary services volumes due to higher water reserves in the first quarter of 2025 ; and
•Realized premiums above spot power prices and positive contributions from hedging.
Adjusted EBITDA for the three months ended March 31, 2025, decreased compared to the same period in 2024, primarily due to lower adjusted revenues as explained by the factors above.
Adjusted earnings before income taxes for the three months ended March 31, 2025, decreased compared to the same period in 2024 mainly due to lower adjusted EBITDA as explained above.
Earnings before income taxes for the three months ended March 31, 2025, decreased compared to the same period in 2024 due to lower adjusted earnings before income taxes, partially offset by higher unrealized mark-to-market gains due to more favourable hedges in the current period.
For further discussion on the Alberta market conditions and pricing, refer to the Optimization of the Alberta Portfolio section of this MD&A.

TransAlta Corporation	M19

Wind and Solar

3 months ended March 31	2025	2024	Change
Gross installed capacity (MW)(1)	2,587	2,184	403	18%
LTA generation (GWh)	2,056	1,644	412	25%
Availability (%)	94.0	93.4	0.6	1%
Production
Contract production (GWh)	1,610	1,154	456	40%
Merchant production (GWh)	295	344	(49)	(14)%
Total production (GWh)	1,905	1,498	407	27%

Revenues	119	102	17	17%
Environmental and tax attributes revenues	26	18	8	44%
Adjusted revenues(2)(3)	145	120	25	21%
Fuel and purchased power	10	9	1	11%
Carbon compliance	1	—	1	—%
Adjusted gross margin(2)(3)	134	111	23	21%
Adjusted OM&A(2)(3)	29	20	9	45%
Taxes, other than income taxes	5	4	1	25%
Net other operating income	(2)	(2)	—	—%
Adjusted EBITDA(2)(3)	102	89	13	15%
Depreciation and amortization	(53)	(43)	(10)	23%
Adjusted earnings before income taxes(2)(3)	49	46	3	7%
Earnings before income taxes(4)	11	59	(48)	(81)%
(1)Gross installed capacity and availability for 2025 include the 202 MW White Rock East and 202 MW Horizon Hill wind facilities that achieved commercial operation in April and May 2024, respectively. Tower removal at Sinott in December 2024, reduced gross installed capacity by 1 MW.
(2)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(3)Adjusted revenues, adjusted gross margin, adjusted OM&A, adjusted EBITDA and adjusted earnings before income taxes are non-IFRS measures, are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more information regarding these measures. The most directly comparable IFRS measure to adjusted revenues is revenues $100 million (March 31, 2024 — $133 million), to adjusted gross margin - gross margin $89 million (March 31, 2024 — $124 million), to adjusted OM&A - OM&A $28 million (March 31, 2024 — $19 million), to adjusted EBITDA and adjusted earnings before income taxes - earnings before income taxes $11 million (March 31, 2024 — $59 million).
(4)Earnings before income taxes exclude the contribution from Skookumchuck wind facility.

M20	TransAlta Corporation

Adjusted revenues for the three months ended March 31, 2025, increased compared to the same period in 2024, primarily due to:
•Higher revenues from the full quarter impact of commercial operation of the White Rock and Horizon Hill wind facilities; and
•Higher production volumes across all regions due to higher wind resource; partially offset by
•Lower Alberta pool prices.
Adjusted EBITDA for the three months ended March 31, 2025, increased compared to the same period in 2024, primarily due to:
•Higher adjusted revenues as explained by the factors above; partially offset by
•Higher OM&A mainly due to the addition of new wind facilities.
Adjusted earnings before income taxes for the three months ended March 31, 2025, increased compared to the same period in 2024 due to higher adjusted EBITDA as explained above, partially offset by higher depreciation and amortization due to the addition of new wind facilities.
Earnings before income taxes for the three months ended March 31, 2025, decreased compared to the same period in 2024 due to higher adjusted earnings before income taxes and higher unrealized mark-to-market losses on the long-term wind energy sales related to the Oklahoma facilities.

TransAlta Corporation	M21

Gas

3 months ended March 31	2025	2024	Change
Gross installed capacity (MW)(1)	4,834	3,087	1,747	57%
Availability (%)	95.5	94.6	0.9	1%
Production
Contract sales volume (GWh)	2,550	1,722	828	48%
Merchant sales volume (GWh)	1,292	2,045	(753)	(37)%
Purchased power (GWh)(2)	(338)	(239)	(99)	41%
Total production (GWh)	3,504	3,528	(24)	(1)%

Adjusted revenues(3)	366	346	20	6%
Adjusted fuel and purchased power(3)	161	142	19	13%
Carbon compliance	49	40	9	23%
Adjusted gross margin(3)	156	164	(8)	(5)%
Adjusted OM&A(3)	57	46	11	24%
Taxes, other than income taxes	5	3	2	67%
Net other operating income	(10)	(10)	—	—%
Adjusted EBITDA(3)(4)	104	125	(21)	(17)%
Depreciation and amortization	(64)	(55)	(9)	16%
Adjusted earnings before income taxes(3)	40	70	(30)	(43)%
Earnings before income taxes	65	158	(93)	(59)%
(1)Gross installed capacity and availability for 2025 include the 1,747 MW Heartland gas facilities and exclude the Planned Divestitures.
(2)Power required to fulfil contractual obligations is included in purchased power.
(3)Adjusted revenues, adjusted fuel and purchased power, adjusted gross margin, adjusted OM&A, adjusted EBITDA and adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The most directly comparable IFRS measure to adjusted revenues is revenues $390 million (March 31, 2024 — $433 million), to adjusted fuel and purchased power - fuel and purchased power $163 million (March 31, 2024 — $142 million), to adjusted OM&A - OM&A $59 million (March 31, 2024 — $46 million), to adjusted gross margin - gross margin $178 million (March 31, 2024 — $251 million), to adjusted EBITDA and adjusted earnings before income taxes - earnings before income taxes $65 million (March 31, 2024 — $158 million).
(4)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.

M22	TransAlta Corporation

Adjusted revenues for the three months ended March 31, 2025, increased compared to the same period in 2024, primarily due to:
•Addition of gas facilities from Heartland;
•Favourable hedge positions settled, which generated positive contributions over settled spot prices in Alberta; partially offset by
•Higher dispatch optimization due to lower market prices driven by milder weather and new gas generation in Alberta; and
•Lower pool and realized power prices in the Alberta market.
Adjusted EBITDA for the three months ended March 31, 2025, decreased compared to the same period in 2024, primarily due to:
•Higher natural gas prices;
•An increase in the carbon price from $80 to $95 per tonne, impacting gross margin from our Canadian gas facilities; and
•Higher OM&A related to the addition of the Heartland facilities; partially offset by
•Higher adjusted revenues explained above.
Adjusted earnings before income taxes for the three months ended March 31, 2025, decreased compared to the same period in 2024 due to:
•Lower adjusted EBITDA as explained above; and
•Higher depreciation due to the addition of the Heartland facilities.
Earnings before income taxes for the three months ended March 31, 2025, decreased compared to the same period in 2024 due to:
•Lower adjusted earnings before income taxes;
•Lower unrealized mark-to-market gains due to less favourable hedges in the current period; and
•Impairment charge on the Planned Divestitures recognized in the first quarter of 2025; partially offset by
•Fair value gain on the contingent consideration payable driven by updated expectations of the fair value less costs to sell on the Planned Divestitures.

TransAlta Corporation	M23

Energy Transition

3 months ended March 31	2025	2024	Change
Gross installed capacity (MW)	671	671	—	—%
Availability (%)	97.1	79.0	18.1	23%
Production
Contract sales volume (GWh)	648	830	(182)	(22)%
Merchant sales volume (GWh)	1,103	933	170	18%
Purchased power (GWh)(1)	(711)	(962)	251	(26)%
Total production (GWh)	1,040	801	239	30%

Adjusted revenues(2)	153	211	(58)	(27)%
Fuel and purchased power	98	166	(68)	(41)%
Adjusted gross margin(2)	55	45	10	22%
OM&A	17	18	(1)	(6)%
Taxes, other than income taxes	1	—	1	100%
Adjusted EBITDA(2)(3)	37	27	10	37%
Depreciation and amortization	(15)	(16)	1	(6)%
Adjusted earnings before income taxes(2)	22	11	11	100%
Earnings before income taxes	47	20	27	135%
Supplemental information:
Highvale mine reclamation spend(4)	3	3	—	—%
Centralia mine reclamation spend(4)	4	3	1	33%
(1)All of the power produced by Centralia is sold by the Energy Marketing segment for physical market delivery, which is shown as merchant sales volumes. Power required to fulfil contractual obligations is included in purchased power. Total production from the facility includes the net result of merchant sales volumes and purchased power.
(2)Adjusted revenues, adjusted gross margin, adjusted EBITDA and adjusted earnings before income taxes are non-IFRS measures, are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The most directly comparable IFRS measure to adjusted revenues is revenues $154 million (March 31, 2024 — $217 million), to adjusted gross margin - gross margin $56 million (March 31, 2024 — $51 million), to Adjusted EBITDA and Adjusted earnings before income taxes - earnings before income taxes $47 million (March 31, 2024 — $20 million).
(3)During the first quarter of 2025 our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
(4)Highvale and Centralia mine reclamation spend, which represent the costs necessary to bring the sites to their original condition, are supplementary financial measures and are included in the Decommissioning and restoration liabilities settled during the period in the consolidated statements of financial position under IFRS.
Adjusted revenues for the three months ended March 31, 2025, decreased compared to the same period in 2024, primarily due to lower Mid-Columbia prices.
Adjusted EBITDA for the three months ended March 31, 2025, increased compared to the same period in 2024, primarily due to:
•Lower purchased power costs driven by higher availability, which resulted in fewer repurchases to fulfill contractual obligations during outages; partially offset by
•Lower revenues as explained by the factors above.
Adjusted earnings before income taxes for the three months ended March 31, 2025, increased compared to the same period in 2024 due to higher adjusted EBITDA as explained above.
Earnings before income taxes for the three months ended March 31, 2025, increased compared to the same period in 2024 due to higher adjusted earnings before income taxes and impairment reversal related to generation equipment in the current period.
Mine reclamation spend for the three months ended March 31, 2025, was consistent with the same period in 2024.

M24	TransAlta Corporation

Energy Marketing

3 months ended March 31	2025	2024	Change
Adjusted revenues(1)	28	49	(21)	(43)%
OM&A	7	10	(3)	(30)%
Adjusted EBITDA(1)(2)	21	39	(18)	(46)%
Depreciation and amortization	(2)	(1)	(1)	100%
Adjusted earnings before income taxes(1)(2)	19	38	(19)	(50)%
Earnings before income taxes	18	41	(23)	(56)%
(1)Adjusted revenues, adjusted EBITDA and adjusted earnings before income taxes are non-IFRS measures, are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The most directly comparable IFRS measure to adjusted revenues is revenues $27 million (March 31, 2024 — $52 million), to Adjusted EBITDA and Adjusted earnings before income taxes - earnings before income taxes $18 million (March 31, 2024 — $41 million).
(2)During the first quarter of 2025 our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
Adjusted revenues and Adjusted EBITDA for the three months ended March 31, 2025, decreased compared to the same period in 2024, primarily due to comparatively muted market volatility across North American natural gas and power markets and lower realized settled trades in 2025 in comparison to the same period in the prior year.
Adjusted earnings before income taxes for the three months ended March 31, 2025, decreased compared to the same period in 2024 mainly due to lower adjusted revenues as explained above.
Earnings before income taxes for the three months ended March 31, 2025 decreased compared to the same period in 2024 due to lower adjusted earnings before income taxes.

TransAlta Corporation	M25

Corporate

3 months ended March 31	2025	2024	Change
Adjusted OM&A(1)(3)	41	25	16	64%
Adjusted EBITDA(2)(3)	(41)	(25)	(16)	64%
Depreciation and amortization	(5)	(4)	(1)	25%
Equity income from associate	(1)	(2)	1	(50)%
Interest income	5	7	(2)	(29)%
Interest expense	(94)	(69)	(25)	36%
Realized foreign exchange loss	(4)	(8)	4	(50%)
Adjusted loss before income taxes(2)	(140)	(101)	(39)	39%
Loss before income taxes	(151)	(96)	(55)	57%
(1)The most directly comparable IFRS measure is OM&A, which was $49 million for the three months ended March 31, 2025 (March 31, 2024 — $28 million).
(2)Adjusted EBITDA and adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The most directly comparable IFRS measure is loss before income taxes, which was $151 million for the three months ended March 31, 2025 (March 31, 2024 — $96 million).
(3)During the second quarter of 2024 our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
Adjusted EBITDA for the three months ended March 31, 2025, decreased compared to the same period in 2024, primarily due to increased spending to support strategic and growth initiatives and the addition of corporate costs related to Heartland.
Adjusted loss before income taxes for the three months ended March 31, 2025, increased compared to the same period in 2024 due to:
•Lower Adjusted EBITDA as explained above; and
•Higher interest expense due to lower capitalized interest resulting from lower construction activity in 2025 compared to the same period in 2024.

Loss before income taxes for the three months ended March 31, 2025, increased compared to the same period in 2024 due to:
•Lower adjusted loss before income taxes as explained above;
•Higher spending relating to planning and design work on a planned upgrade to our ERP system; and
•Higher asset impairment charges related to development costs for projects that are no longer proceeding.

M26	TransAlta Corporation

Performance by Segment with Supplemental Geographical Information
The following table provides adjusted EBITDA by segment across the regions we operate in:

3 Months Ended March 31, 2025	Hydro	Wind & Solar(3)	Gas	Energy Transition	Energy Marketing	Corporate	Total
Alberta	47	10	50	(2)	21	(41)	85
Canada, excluding Alberta	—	48	27	—	—	—	75
U.S.	—	42	3	39	—	—	84
Western Australia	—	2	24	—	—	—	26
Adjusted EBITDA(1)	47	102	104	37	21	(41)	270
Adjusted earnings (loss) before income taxes(1)	38	49	40	22	19	(140)	28
Earnings (loss) before income taxes	59	11	65	47	18	(151)	49

3 Months Ended March 31, 2024	Hydro	Wind & Solar(3)	Gas	Energy Transition	Energy Marketing	Corporate	Total
Alberta	87	24	75	(3)	39	(25)	197
Canada, excluding Alberta	—	40	24	—	—	—	64
U.S.	—	23	3	30	—	—	56
Western Australia	—	2	23	—	—	—	25
Adjusted EBITDA(1)(2)	87	89	125	27	39	(25)	342
Adjusted earnings (loss) before income taxes(1)	80	46	70	11	38	(101)	144
Earnings (loss) before income taxes	85	59	158	20	41	(96)	267
(1)Adjusted EBITDA and adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
(2)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
(3)Earnings before income taxes for the Wind and Solar segment exclude the contribution from Skookumchuck wind facility.
Optimization of the Alberta Portfolio
The Alberta electricity portfolio metrics disclosed below are supplementary financial measures used to present the detailed performance by segment for the Alberta market.
Our merchant exposure is primarily in Alberta, where 58 per cent of our capacity is located, 77 per cent of which is available to participate in the merchant market. Our portfolio of assets consists of hydro, wind, battery storage and natural gas generation facilities.
The acquisition of Heartland enhanced and further diversified TransAlta’s competitive portfolio in the highly dynamic and shifting electricity landscape in Alberta, by adding 507 MW of contracted cogeneration capacity, 387 MW of contracted and merchant peaking generation capacity, 950 MW of natural gas-fired thermal generation capacity, transmission capacity and a development pipeline. The fast-ramping nature of certain Heartland facilities is well positioned to respond to price volatility and deliver peaking capacity in periods of higher demand in the Alberta market.
Generating capacity in Alberta is subject to market forces. Power from commercial generation is cleared through a wholesale electricity market. Power is dispatched in accordance with an economic merit order administered by

TransAlta Corporation	M27

the Alberta Electric System Operator (AESO), based upon offers by generators to sell power in the real-time energy-only market. Our merchant Alberta fleet operates under this framework and we internally manage our offers to sell power.
Optimization of portfolio performance in the Alberta merchant market is driven by the diversity of fuel types, which enables portfolio management. It also provides us with capacity that can be monetized as either energy production or ancillary services. A significant portion of the generation capacity in the portfolio has been hedged to provide greater cash flow certainty. The Company's hedging strategy includes maintaining a significant base of Commercial and Industrial (C&I) customers and is supplemented with financial hedges.
During periods of low market prices, the Company may choose not to generate power from the thermal fleet and monetize its hedged or contract positions. This results in a change in revenue that is not correlated with a change in production. During the first quarter of 2025, there were periods of low market prices, and the Company opted not to generate production from the thermal fleet, which resulted in thermal generation sold through C&I contracts and financial hedges exceeding the actual merchant production generated.
The Alberta hydro fleet provides ancillary services and grid reliability products such as black start services, in the event of a system-wide blackout in the province, and drought mitigation, by systematically regulating river flows.
Our Alberta wind and hydro fleets provide a steady stream of environmental credits that the Company sells to third parties and intercompany to the Gas segment.
The following table provides information for the Company's Alberta electricity portfolio:

	2025					2024
3 months ended March 31	Hydro	Wind & Solar	Gas(4)	Energy Transition	Total	Hydro	Wind & Solar	Gas	Energy Transition	Total
Gross installed capacity (MW)	834	764	3,650	—	5,248	834	766	1,963	—	3,563
Total production(1) (GWh)	345	557	2,293	—	3,195	313	494	2,366	—	3,173
Contract production (GWh)	—	262	1,370	—	1,632	—	239	608	—	847
Merchant production (GWh)	345	295	923	—	1,563	313	255	1,758	—	2,326
Purchased power (GWh)	—	—	(307)	—	(307)	—	—	(218)	—	(218)
Hedged production (GWh)	276	38	1,959	—	2,273	84	36	1,788	—	1,908
Production contracted or hedged (%)	80%	54%	145%	—%	122%	27%	56%	101%	—%	87%
Hedged production as a percentage of gross installed capacity (%)	15%	2%	25%	—%	20%	5%	2%	42%	—%	25%

Adjusted revenues(2)(3) ($)	62	28	226	2	318	103	38	236	1	378
Fuel ($)	1	4	99	—	104	2	3	86	—	91
Purchased power ($)	3	1	11	—	15	3	1	24	—	28
Carbon compliance(3) ($)	—	1	36	—	37	—	—	36	—	36
Adjusted gross margin(2) ($)	58	22	80	2	162	98	34	90	1	223
(1)Total production includes contract and merchant production.
(2)Revenues have been adjusted to exclude the impact of unrealized mark-to-market gains or losses. During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions. Therefore, the Company has applied this composition to all previously reported periods.
(3)The intercompany sales of emission credits from the Hydro segment to the Gas segment are eliminated on consolidation in the Corporate segment. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
(4)Gross installed capacity for Alberta facilities in 2025 includes 1,687 MW from the acquisition of Heartland and excludes production from the Planned Divestitures.

M28	TransAlta Corporation

Total production for the Alberta portfolio for the three months ended March 31, 2025, was 3,195 GWh, compared to 3,173 GWh in the same period of 2024. The increase of 22 GWh, or one per cent, was primarily due to:
•Higher contract production in the Gas segment due to the addition of gas facilities from the acquisition of Heartland in the fourth quarter of 2024;
•Higher production volumes in the Wind and Solar segment due to higher wind resources in the first quarter of 2025; and
•Higher production from the Hydro segment due to higher water resource compared to the prior year; partially offset by
•Lower merchant production in the Gas segment due to higher dispatch optimization driven by lower market prices.
Hedged production for the three months ended March 31, 2025, increased compared to the same period in 2024. In anticipation of the risk of lower prices in 2025, the Company deployed a defensive strategy to increase financial hedges for the merchant portfolio at attractive margins. Realized gains and losses on financial hedges are included in revenues in the table above.

Adjusted gross margin for the Alberta portfolio for the three months ended March 31, 2025, was $162 million, compared to $223 million in the same period of 2024. The decrease of $61 million, or 27 per cent, was primarily due to:
•The impact of lower Alberta spot prices and ancillary services prices;
•Higher fuel costs in the Gas segment due to higher natural gas prices and the addition of the Heartland facilities; and
•An increase in the carbon price per tonne from $80 in 2024 to $95 in 2025; partially offset by
•Higher gains realized on financial hedges settled in the period;
•Positive contribution from the addition of the Heartland facilities in the Gas segment;
•Lower purchased power due to lower Alberta spot prices;
•Lower carbon compliance costs due to lower production in the Gas segment; and
•Higher hydro ancillary services volumes due to increased demand by the AESO.

TransAlta Corporation	M29

The following table provides information for the Company's Alberta electricity portfolio:

3 months ended March 31	2025	2024
Alberta Market
Spot power price average per MWh	40	99
Natural gas price (AECO) per GJ	2.03	1.94
Carbon compliance price per tonne	95	80
Alberta Portfolio Results
Realized merchant power price per MWh(1)	122	119
Hydro energy spot power price per MWh	70	152
Hydro ancillary services price per MWh	28	54
Wind energy spot power price per MWh	20	51
Gas spot power price per MWh	56	118
Hedged power price average per MWh(2)	71	88
Hedged volume (GWh)	2,273	1,908
Fuel cost per MWh(3)	45	38
Carbon compliance per MWh(4)	16	15
(1)Realized merchant power price for the Alberta electricity portfolio is the average price realized as a result of the Company's merchant power sales and portfolio optimization activities (excluding assets under long-term contract and ancillary revenues) divided by total merchant GWh produced.
(2)Hedged power price average per MWh is calculated as the average sales price for all hedges and direct customer sales during the reporting period.
(3)Fuel cost per MWh is a supplementary financial measure and is calculated on production from carbon-emitting generation in the Gas and Energy Transition segments.
(4)Carbon compliance per MWh is a supplementary financial measure and is calculated on production from carbon-emitting generation, as well as power purchased, in the Gas and Energy Transition segments.
The average spot power price per MWh for the Alberta portfolio for the three months ended March 31, 2025, decreased from $99 per MWh in 2024 to $40 per MWh in 2025, primarily due to milder weather and the addition of increased supply from new renewables and combined-cycle gas facilities into the market compared to the same period in 2024.
The realized merchant power price per MWh of production for the Alberta portfolio for the three months ended March 31, 2025, increased by $3 per MWh, compared to the same period in 2024, primarily due to:
•Favourable hedge positions settling in the quarter, which generated positive contributions over settled spot prices in Alberta; partially offset by
•Lower average spot power prices as explained above.

Fuel cost per MWh for the three months ended March 31, 2025, increased by $7 per MWh, compared to the same period in 2024, primarily due to higher natural gas prices.
Carbon compliance cost per MWh of production for the three months ended March 31, 2025, increased by $1 per MWh, compared to the same period in 2024, primarily due to an increase in carbon pricing from $80 per tonne in 2024 to $95 per tonne in 2025.

M30	TransAlta Corporation

Selected Quarterly Information
Our results are seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are often incurred in the spring and fall when electricity prices are expected to be lower, and electricity prices generally increase in the peak winter and summer months in our main markets due to increased heating and cooling loads. Margins are also typically impacted in the second quarter due to the volume of hydro production resulting from spring runoff and rainfall in the Pacific Northwest, which impacts production at Centralia. Typically, hydroelectric facilities generate most of their electricity and revenues during the spring months when melting snow starts feeding watersheds and rivers. Inversely, wind speeds are historically greater during the cold winter months and lower in the warm summer months.

	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Revenues	582	638	678	758
Carbon compliance	(8)	41	39	49
OM&A	144	143	234	173
Depreciation and amortization	131	133	143	146
Earnings (loss) before income taxes	94	9	(51)	49
Net earnings (loss) attributable to common shareholders	56	(36)	(65)	46
Net earnings (loss) per share attributable to common shareholders, basic and diluted(1)	0.18	(0.12)	(0.22)	0.15
Cash flow from operating activities	108	229	215	7

	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Revenues	625	1,017	624	947
Carbon compliance	25	28	27	40
OM&A	134	131	150	134
Depreciation and amortization	173	140	132	124
Earnings (loss) before income taxes	79	453	(35)	267
Net earnings (loss) attributable to common shareholders	62	372	(84)	222
Net earnings (loss) per share attributable to common shareholders, basic and diluted(1)	0.23	1.41	(0.27)	0.72
Cash flow from operating activities	11	681	310	244
(1)Basic and diluted earnings (loss) per share attributable to common shareholders is calculated in each period using the basic and diluted weighted average common shares outstanding during the period, respectively. As a result, the sum of the earnings (loss) per share for the four quarters making up the calendar year may sometimes differ from the annual earnings (loss) per share.
Operating results have been impacted by the following events:
•Acquisition of Heartland on Dec. 4, 2024; and
•Commissioning of the Garden Plain wind facility in the third quarter of 2023, the Northern Goldfields solar facilities in the fourth quarter of 2023, the White Rock West wind facility and the Mount Keith 132kV expansion in the first quarter of 2024 and the White Rock East and Horizon Hill wind facilities in the second quarter of 2024.
In addition to the items described above, revenues have been impacted by:
•Higher production in the first quarter of 2025 and in each quarter of 2024, compared to the same periods in the prior year;
•The effects of unrealized mark-to-market gains and losses from hedging and derivative positions; and
•Lower realized pricing in the first quarter of 2025 and in each quarter of 2024, compared to the same periods in the prior years impacted by additions of new natural gas, wind and solar supply in the Alberta market.
Carbon compliance costs have been impacted by:
•Higher costs of carbon per tonne. In 2025, the cost of carbon is $95 per tonne as compared to $80 per tonne in 2024; and
•In the second quarter of 2024, carbon compliance costs were reduced by using internally generated and externally purchased emission credits to settle a portion of the 2023 GHG obligation.

TransAlta Corporation	M31

OM&A has been impacted by:
•Higher spending to support strategic and growth initiatives in the first quarter of 2025 and in all four quarters of 2024, compared to same periods in the prior year;
•Return to service of Kent Hills wind facilities and the addition of the Horizon Hill and White Rock wind facilities;
•The addition of the Heartland facilities and associated corporate costs in the first quarter of 2025 and fourth quarter of 2024;
•Higher costs stemming from planning and design work on a planned upgrade to our ERP system in the first quarter of 2025 and all quarters of 2024; and
•In the fourth quarter of 2024, penalties assessed by the Alberta Market Surveillance Administrator for self-reported contraventions pertaining to Hydro ancillary services provided during 2021 and 2022.
Depreciation has been impacted by:
•Revisions in the useful lives of certain facilities that occurred in the third quarters of 2023 and 2024;
•An increase in depreciation due to the addition of the White Rock wind facilities in the first quarter of 2024, and Horizon Hill wind facilities in the second quarter of 2024; and
•The acquisition of Heartland in the fourth quarter of 2024.
Higher asset impairment charges due to:
•An impairment charge on the Planned Divestiture assets classified as held for sale in the first quarter of 2025;
•Development projects that are no longer proceeding in the first quarter of 2025 and in all four quarters of 2024;
•Increase in decommissioning provisions for retired assets due to changes in estimated cash flows in the third quarter of 2023 and 2024;
•Changes in the expected timing of when decommissioning occurs, impacting the calculation of decommissioning provision in the third quarter of 2023 and the third and fourth quarters of 2024; and
•Impairment reversal related to certain energy transition assets reclassified to assets held for sale in the first quarter of 2025.

Earnings (loss) before income taxes has been impacted by the following:
•The items described above;
•Fair value change in contingent consideration payable in the first quarter of 2025 driven by updated expectations of the fair value less costs to sell on the Planned Divestitures; and
•Higher interest expense due to lower capitalized interest during the current period as compared to the same period in 2024 resulting from lower capital activity in the first quarter of 2025 compared to the first quarter in 2024.
Net earnings (loss) attributable to common shareholders has been impacted by fluctuations in current and deferred tax expense with earnings before tax across the quarters.
Cash flow from operating activities has been impacted by the following:
•The items described above;
•Unfavourable changes in non-cash operating working capital balances in the first quarter of 2025 and the second quarters of 2024 and 2023 due to timing of cash receipts, payables and accrued liabilities, higher collateral provided in the Energy Marketing segment due to unfavourable changes in market prices, and higher prepaid expense due to insurance driven timing of payments;
•Higher unrealized foreign exchange gains in all quarters of 2024 compared to the same periods in 2023; and
•Higher provisions and other non-cash items.

M32	TransAlta Corporation

Strategic Priorities
Our Company remains focused on investing in electricity solutions that meet the evolving needs of customers and communities. We take a balanced, prudent and disciplined approach to capital allocation, ensuring long-term value creation for shareholders. Our strategy prioritizes generating meaningful, risk-adjusted returns by optimizing our legacy thermal assets, operating a diverse fleet of renewable facilities, exceptional marketing and trading capabilities, and expanding our generating portfolio through the addition of contracted clean energy assets and selective gas assets. Given our skill set, competitive advantages and market positioning, we are well-positioned to capture significant opportunities in our core markets of Canada, the United States and Western Australia.
The Company continues to make strong progress on key strategic priorities, ensuring our business remains resilient, growth-focused and aligned with the evolving energy landscape.
Optimize Alberta Portfolio
In Alberta, the Company continues to proactively deploy hedging strategies to mitigate the impact of lower merchant power prices, along with optimization activities. The acquisition of Heartland Generation has significantly strengthened our Alberta portfolio, adding 1,747 MW of flexible capacity, including contracted cogeneration, peaking generation and transmission capacity. Of note, the acquisition added 290 MW of peaking gas capacity, which will be optimized within our larger portfolio to address increasing intermittency in Alberta.
The Company is maximizing the value of its hydro fleet by enhancing its operational capabilities and flexibility. We are also advancing initiatives to maximize the value of our existing thermal assets and meet the growing demand for affordable and reliable power.
Execute Growth Plan
Our growth plan is guided by a technology-agnostic approach, focusing on our core operating jurisdictions and clear target customer segments within them.
In the first quarter of 2025, the Company made a strategic investment in Nova. Our investment in Nova aligns the Company with a world-class developer, accelerating our ability to advance our greenfield growth while executing on our other strategic priorities. The investment is structured so that it provides competitive differentiation in our U.S. development activities, while also delivering a novel structure that balances upside participation with down-side risk management. This investment provides the Company exclusive rights to Nova's late-stage development projects in the western U.S.
Realize the Value of Legacy Generating Facilities
The Company is seeing considerable opportunities to support the energy transition with sophisticated, reliable and affordable power solutions in our core operating jurisdictions, particularly at our legacy thermal sites in Alberta and Washington State, where we are actively pursuing accretive opportunities with existing and prospective customers. We believe that these sites hold significant value and provide unique advantages to customers.
Maintain Financial Strength and Capital Discipline
The Company maintains a strong financial position, with $1.5 billion in liquidity as of March 31, 2025, and a disciplined approach to capital allocation. The Company balances investments in growth, debt repayments and returns to shareholders through share repurchases and dividend payments. Reflecting our confidence in the business, the annual common share dividend was increased by eight per cent to $0.26 per share, our sixth consecutive annual dividend increase, effective July 1, 2025. The Company also announced an ongoing commitment to its share repurchase plan, allowing the Company to repurchase up to $100 million in common shares. Together, these actions represent a return of up to 35 per cent of the midpoint of 2025 free cash flow guidance to shareholders.
Define Next Generation of Power Solutions
The Company has been at the forefront of innovation in the power-generation sector since the early 1900s when we developed our first hydro assets. We continue to make progress on our identification of the next generation of energy solutions that will be needed to power our customers’ needs in an efficient, reliable and affordable manner.
Lead in Market Policy Development
The Company is an active participant in policy development in all key markets in which we operate. Most notably, we are actively engaging with the Government of Alberta and the AESO on Alberta's restructured energy market, which is intended to deliver the objectives of reliability, affordability, and decarbonization by 2050 for the province. TransAlta is committed to actively engaging in the AESO's consultation process, to support the development of an investable market structure that can responsibly achieve a sustainable grid in a manner that ensures reliability and affordability for Albertans.

TransAlta Corporation	M33

Growth
Over the course of 2024, we refined our development pipeline to align with evolving regulatory and interconnection dynamics, while progressing opportunities at our legacy assets. The pipeline now includes 530 MW of mid-stage projects and 4,288 MW of early-stage projects.
We remain focused on the redevelopment of existing thermal sites and pursuing greenfield and M&A opportunities in Alberta, Western Australia, and the western United States.
Early-Stage Development
Project feasibility is evaluated through initial assessments including market, technical, land and permitting evaluations. Milestones include securing key landowner control, establishment of on-site resource measurement and initial stakeholder consultations. Projects are advance to mid-stage development if a viable economic development path is identified.
The following table shows the pipeline of future growth projects currently under early-stage development:

Early-Stage Projects (MW)	Thermal Generation	Wind	Solar	Storage	Total
Various	1,445	1,213	230	1,400	4,288

Mid-Stage Development
Project scope and commercial structure are matured. Key milestones include finalizing core technologies and location, securing full land control, initiating offtake and interconnection negotiations, advancing environmental and regulatory applications, and preparing a Class 4 capital cost estimate. Successful mid-stage completion positions projects for detailed definition to support a final investment decision.
The following table shows the pipeline of future growth projects currently under mid-stage development:

Mid-Stage Projects (MW)	Thermal Generation	Wind	Solar	Storage	Total
Canada	—	100	—	—	100
United States	—	185	195	—	380
Western Australia	—	—	50	—	50
Total	—	285	245	—	530

M34	TransAlta Corporation

Projects under Construction
Projects under construction will be financed through existing liquidity in the near term.
We will continue to explore permanent financing solutions on an asset-by-asset basis. We are continually monitoring the timing and costs of our projects under construction.
The following projects have been approved by the Board of Directors, have executed PPAs and are currently under construction or in the process of being commissioned:

				Total project (millions)
Project	Type	Region	MW	Estimated spend			Spent to date	Target completion date	PPA Term (years)	Status
Western Australia
Mount Keith West Network Upgrade	Transmission	WA	n/a	AU$37	—	AU$40	AU$26	Q4 2025	13	•Engineering completed •Site works commenced •On track to be completed on schedule
Total(1)			n/a	$34	—	$36	$24
(1)Total estimated spend was converted using a Canadian dollar forward exchange rate for 2025. Spent to date was converted using the period-end closing rate.

TransAlta Corporation	M35

Financial Position
The following table highlights significant changes in the Condensed Consolidated Statements of Financial Position from Dec. 31, 2024 to March 31, 2025:

	March 31, 2025	Dec. 31, 2024	Increase/(decrease)
Assets
Current assets
Cash and cash equivalents	238	337	(99)
Restricted Cash	51	69	(18)
Trade and other receivables	873	767	106
Prepaid expenses and other	91	68	23
Risk management assets	297	318	(21)
Other current assets(1)	210	214	(4)
Total current assets	1,760	1,773	(13)

Non-current assets
Risk management assets	110	93	17
Property, plant and equipment, net	5,918	6,020	(102)
Long-term financial assets	105	—	105
Other non-current assets(2)	1,590	1,613	(23)
Total non-current assets	7,723	7,726	(3)
Total assets	9,483	9,499	(16)

Liabilities
Current liabilities
Accounts payable, accrued liabilities and other current liabilities	751	756	(5)
Credit facilities, long-term debt and lease liabilities	178	572	(394)
Contingent consideration payable	48	81	(33)
Other current liabilities(3)	1,109	1,160	(51)
Total current liabilities	2,086	2,569	(483)

Non-current liabilities
Credit facilities, long-term debt and lease liabilities	3,699	3,236	463
Decommissioning and other provisions (long-term)	856	850	6
Risk management liabilities (long-term)	336	305	31
Defined benefit obligation and other long-term liabilities	190	202	(12)
Deferred income tax liabilities	466	470	(4)
Other non-current liabilities(4)	25	24	1
Total non-current liabilities	5,572	5,087	485
Total liabilities	7,658	7,656	2

Equity
Equity attributable to shareholders	1,732	1,746	(14)
Non-controlling interests	93	97	(4)
Total equity	1,825	1,843	(18)
Total liabilities and equity	9,483	9,499	(16)
(1)Other current assets is a supplementary financial measure and consists of inventory of $133 million (Dec. 31, 2024 — $134 million) and assets held for sale of $77 million (Dec. 31, 2024 — $80 million).
(2)Other non-current assets is a supplementary financial measure and consists of long-term portion of finance lease receivables of $297 million (Dec. 31, 2024 — $305 million), right-of-use assets of $120 million (Dec. 31, 2024 — $120 million), intangible assets of $278 million (Dec. 31, 2024 — $281 million), goodwill of $517 million (Dec. 31, 2024 — $517 million), deferred income tax assets of $55 million (Dec. 31, 2024 — $52 million), investments of $147 million (Dec. 31, 2024 — $159 million) and other assets of $176 million (Dec. 31, 2024 — $179 million).
(3)Other current liabilities is a supplementary financial measure and consists of bank overdraft of nil (Dec. 31, 2024 — $1 million), current portion of decommissioning and other provisions of $87 million (Dec. 31, 2024 — $83 million), risk management liabilities of $235 million (Dec. 31, 2024 — $277 million), dividend payable of $37 million (Dec. 31, 2024 — $49 million) and exchangeable securities of $750 million (Dec. 31, 2024 — $750 million).
(4)Other non-current liabilities is a supplementary financial measure and consists of contract liabilities $25 million (Dec. 31, 2024 — $24 million).

M36	TransAlta Corporation

Significant changes in TransAlta's condensed consolidated statements of financial position were as follows:
Working Capital
The deficit of current assets over current liabilities, including the current portion of long-term debt and lease liabilities, was $326 million as at March 31, 2025 (Dec. 31, 2024 — deficit of current assets over current liabilities of $796 million). The deficit decreased primarily as a result of a decrease in the current portion of credit facilities, long-term debt and lease liabilities. On March 25, 2025, the Company repaid its $400 million variable rate term loan facility in advance of the scheduled maturity date of Sept. 7, 2025, with the proceeds received from the $450 million senior notes offering.
Current assets decreased by $13 million to $1,760 million as at March 31, 2025, from $1,773 million as at Dec. 31, 2024, primarily due to:
•Lower cash and cash equivalents mainly due to higher cash used in investing activities; and
•Lower restricted cash balance related to OCP bonds, which is required to be held in debt service account in the third and fourth quarters of the year; partially offset by
•Higher trade receivables, mainly due to timing of cash receipts and higher collateral provided in the Energy Marketing segment due to unfavourable changes in market prices;
•Higher prepaid expenses and other mainly due to prepaid insurance driven by the timing of the payments made; and
•Higher risk management assets mainly due to changes in market pricing across multiple markets driven by higher volatility.
Current liabilities decreased by $483 million from $2,569 million as at Dec. 31, 2024, to $2,086 million as at March 31, 2025, mainly due to:
•Lower current portion of credit facilities, long-term debt and lease liabilities mainly due to advance repayment of variable rate term loan facility;
•Lower contingent consideration payable related to the Planned Divestitures due to changes in fair value; and
•Lower accounts payable, accrued liabilities and other current liabilities mainly due to lower cost accruals and lower capital spend, lower income taxes payable due to lower earnings in the current period, partially offset by higher collateral received.

Non-Current Assets
Non-current assets as at March 31, 2025, were $7,723 million, consistent with $7,726 million as at Dec. 31, 2024, primarily due to:
•Lower property, plant and equipment (PP&E) resulting from depreciation of $137 million for the first quarter of 2025; partially offset by capital additions of $32 million related to major maintenance at our Canadian gas facilities; partially offset by
•Higher long-term financial assets due a term loan and a revolving facility made to Nova, a developer of renewable energy projects; and
•Higher risk management assets due to favourable changes in market prices across multiple markets.
Non-Current Liabilities
Non-current liabilities as at March 31, 2025 were $5,572 million, an increase of $485 million from $5,087 million as at Dec. 31, 2024, mainly due to:
•Increase in credit facilities, long-term debt and lease liabilities due to the $450 million senior notes offering on March 24, 2025 with an annual fixed coupon rate of 5.625, maturing on March 24, 2032; and
•Higher risk management liabilities due to forward price changes and volatility in market pricing across multiple markets.
Total Equity
As at March 31, 2025, a decrease in total equity of $18 million was due to:
•Dividends declared on common and preferred shares of $20 million;
•Provision for repurchase of common shares under the ASPP of $20 million; and
•Net losses on derivatives designated as cash flow hedges of $10 million; partially offset by
•Net earnings of $42 million.

TransAlta Corporation	M37

Financial Capital
The Company is focused on maintaining a strong balance sheet and financial position to ensure access to sufficient financial capital.
Capital Structure
Our capital structure consists of the following components as shown below:

	March 31, 2025		Dec. 31, 2024
	$	%	$	%
Net senior unsecured debt
Recourse debt - CAD debentures	697	11	251	4
Recourse debt - U.S. senior notes	990	16	995	16
Credit facilities	197	3	543	9
Less: Cash and cash equivalents	(238)	(4)	(337)	(6)
Add: Bank overdraft	—	—	1	—
Less: Fair value of foreign exchange forward contracts on foreign-currency denominated debt(1)	(6)	—	(7)	—
Exchangeable debentures	350	6	350	6
Non-recourse debt
TAPC Holdings LP bond (Poplar Creek)	73	1	75	1
Pingston bond	39	1	39	1
Melancthon Wolfe Wind LP bond	133	2	133	2
New Richmond Wind LP bond	94	2	93	2
Kent Hills Wind LP bond	180	3	179	3
Windrise Wind LP bond	154	2	157	3
TEC Hedland PTY Ltd bond	671	11	675	11
Heartland term facility	224	4	224	4
Recourse debt
TransAlta OCP LP bond	179	3	192	3
Less: TransAlta OCP LP restricted cash(2)	—	—	(17)	—
Tax equity financing	94	2	101	1
Lease liabilities	152	2	151	2
Total consolidated net debt(3)(4)(5)	3,983	65	3,798	62
Exchangeable preferred shares(5)	400	6	400	7
Equity attributable to shareholders
Common shares	3,163	51	3,179	53
Preferred shares	942	15	942	16
Contributed surplus, deficit and accumulated other comprehensive loss	(2,373)	(37)	(2,375)	(40)
Non-controlling interests	93	1	97	2
Total capital	6,208	101	6,041	100
(1)Represents the fair value of asset (liability) of the foreign exchange forward contracts used to manage the foreign exchange exposure on foreign-currency denominated debt.
(2)Principal portion of the TransAlta OCP LP restricted cash related to the TransAlta OCP LP bonds as this cash is restricted specifically to repay outstanding debt.
(3)Total consolidated net debt represents a non-IFRS measure, is not defined and has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The most directly comparable IFRS measure is total credit facilities, long-term debt and lease liabilities $3,877 million (Dec. 31, 2024 — $3,808 million). Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for further discussion.
(4)Tax equity financing for the Skookumchuck wind facility, an equity-accounted joint venture, is not represented in these amounts.
(5)Total consolidated net debt excludes the exchangeable preferred shares as they are considered equity with dividend payments for credit purposes.

M38	TransAlta Corporation

Between 2025 and 2027, the Company has remaining a total of $638 million of scheduled debt and tax equity repayments. On March 25, 2025, the Company repaid its $400 million variable rate term loan facility in advance of the scheduled maturity date of Sept. 7, 2025, with the proceeds received from the $450 million senior notes offering. The $750 million of exchangeable securities are exchangeable after Dec. 31, 2024.
Credit Facilities
The Company's credit facilities are summarized in the table below:

As at March 31, 2025		Utilized
Credit facilities	Facility size	Outstanding letters of credit(1)	Cash drawings	Available capacity	Maturity date
Committed
Syndicated credit facility	1,950	372	199	1,379	Q2 2028
Bilateral credit facilities	240	167	—	73	Q2 2026
Heartland credit facilities	276	26	224	26	Q4 2027
Heartland Export Development Canada letter of credit facility	30	14	—	16	Q4 2025
Total Committed	2,496	579	423	1,494
Non-Committed
Demand facilities	400	220	—	180	N/A
Total Non-Committed	400	220	—	180
(1)TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. Letters of credit drawn against the non-committed facilities reduce available capacity under the committed syndicated credit facilities.
Credit facilities are the primary source of short-term liquidity after internally generated cash flow. The Company is in compliance with the terms of its credit facilities and all undrawn amounts are fully available. Letters of credit in the amount of $220 million were issued from non-committed demand facilities which are fully backstopped, thereby reducing the available capacity on the committed credit facilities. In addition to the net $1.3 billion of committed capacity available under the credit facilities, the Company had $238 million of available cash and cash equivalents as at March 31, 2025.
TransAlta's debt has terms and conditions, including financial covenants, that are considered ordinary and customary. As at March 31, 2025, the Company was in compliance with all of its debt covenants.
Senior Notes Offering
On March 24, 2025, the Company issued $450 million of senior notes with a fixed annual coupon of 5.625 per cent, maturing on March 24, 2032. The notes are unsecured and rank equally in right of payment with all existing and future senior indebtedness and senior in right of payment to all future subordinated indebtedness. Interest payments on the notes are made semi-annually, on March 24 and Sept. 24, with the first payment commencing Sept. 24, 2025.

TransAlta Corporation	M39

Non-Recourse Debt and Other
The Melancthon Wolfe Wind LP, Pingston Power Inc., TAPC Holdings LP, New Richmond Wind LP, Kent Hills Wind LP, TEC Hedland Pty Ltd. and Windrise Wind LP non-recourse bonds, the TransAlta OCP LP bond, and Heartland credit facilities are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt-service coverage ratio prior to distribution, which was met by these entities in the first quarter of 2025.
At March 31, 2025, $5 million (AU$6 million) of funds held by TEC Hedland Pty Ltd. are not able to be accessed by other corporate entities, as the funds must be solely used by the project entities for the purpose of paying major maintenance costs.
Additionally, certain non-recourse bonds require that reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit.

Returns to Providers of Capital
Interest Income and Interest Expense
Interest income and the components of interest expense are shown below:

3 months ended March 31	2025	2024
Interest income	5	7

Interest on debt	51	49
Interest on exchangeable debentures	6	7
Interest on exchangeable preferred shares	7	7
Capitalized interest	—	(14)
Interest on lease liabilities	5	2
Credit facility fees, bank charges and other interest	9	6
Accretion of provisions	15	12
Interest expense	93	69
Interest income was lower due to lower average cash balances and lower interest rates. Interest expense was higher than in the same period of 2024, primarily due to lower capitalized interest resulting from lower construction activity in the first quarter of 2025 compared to the same period in 2024.

M40	TransAlta Corporation

Share Capital
The following tables outline the common and preferred shares issued and outstanding:

	Number of shares (millions)
As at	May 6, 2025	March 31, 2025	Dec. 31, 2024
Common shares issued and outstanding, end of period	296.4	296.6	297.5
Preferred shares
Series A	9.6	9.6	9.6
Series B	2.4	2.4	2.4
Series C	10.0	10.0	10.0
Series D	1.0	1.0	1.0
Series E	9.0	9.0	9.0
Series G	6.6	6.6	6.6
Preferred shares issued and outstanding in equity	38.6	38.6	38.6
Series I - exchangeable securities(1)	0.4	0.4	0.4
Preferred shares issued and outstanding	39.0	39.0	39.0
(1)Brookfield invested $400 million in consideration for redeemable, retractable, first preferred shares. For accounting purposes, these preferred shares are considered debt and disclosed as such in the consolidated financial statements.
Non-Controlling Interests
As at March 31, 2025, the Company owned 50.01 per cent of TransAlta Cogeneration, LP (TA Cogen) (March 31, 2024 — 50.01 per cent), which owns, operates or has an interest in three natural-gas-fired cogeneration facilities (Ottawa, Windsor and Fort Saskatchewan) and a natural-gas-fired facility (Sheerness). On Dec. 4, 2024, the Company acquired the remaining 50 per cent interest in Sheerness as part of the Heartland acquisition.
As at March 31, 2025, the Company owned 83 per cent of Kent Hills Wind LP (March 31, 2024 — 83 per cent), which owns and operates three wind facilities.
Since the Company owns a controlling interest in TA Cogen and Kent Hills Wind LP, we consolidated the entire earnings, assets and liabilities in relation to the subsidiaries.
The reported net earnings attributable to non-controlling interests for the three months ended March 31, 2025, decreased by $20 million, compared to the same period in 2024, primarily as a result of lower TA Cogen net earnings attributable to non-controlling interests resulting from lower production and lower merchant pricing in the Alberta market.

TransAlta Corporation	M41

Cash Flows
Cash and cash equivalents for the three months ended March 31, 2025, decreased by $181 million, compared to the same period in 2024. On Dec. 4, 2024, the Company completed the acquisition of Heartland. The net cash payment for the transaction, before working capital adjustments, totalled $215 million, and was funded through a combination of cash on hand and draws on TransAlta's credit facilities.
The following table highlights significant changes in the Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2025 and March 31, 2024:

3 months ended March 31	2025		2024	Increase/ (decrease)
Cash and cash equivalents, beginning of period	337		348	(11)
Provided by (used in):
Operating activities	7		244	(237)
Investing activities	(144)		(58)	(86)
Financing activities	38		(114)	152
Translation of foreign currency cash	—	(1)	(1)	1
Cash and cash equivalents, end of period	238		419	(181)
Cash Flow from Operating Activities
Cash from operating activities for the three months ended March 31, 2025, decreased compared with the same period in 2024, primarily due to the following:

3 months ended March 31
Cash flow from operating activities for the three months ended March 31, 2024	244
Lower gross margin due to lower revenues, excluding the effect of unrealized losses from risk management activities, partially offset by lower fuel and purchased power.	(39)
Higher OM&A due to increased spending on strategic and growth initiatives, the addition of the Heartland facilities and associated corporate costs, the addition of the White Rock and Horizon Hill wind facilities in the first and second quarters of 2024 and higher spending related to the planning and design of an upgrade to our ERP system.	(39)
Lower current income tax expense due to lower earnings before income taxes in the first quarter of 2025 compared to 2024.	14
Higher interest expense primarily due to lower capitalized interest resulting from lower construction activity in the first quarter of 2025 compared to 2024.	(16)
Unfavourable change in non-cash operating working capital balances due to lower accounts payable and accrued liabilities, higher accounts receivable, higher income taxes receivable and higher collateral provided.	(124)
Other non-cash items	(33)
Cash flow from operating activities for the three months ended March 31, 2025	7

M42	TransAlta Corporation

Cash Flow used in Investing Activities
Cash used in investing activities for the three months ended March 31, 2025, increased compared with the same period in 2024, primarily due to the following:

3 months ended March 31
Cash flow used in investing activities for the three months ended March 31, 2024	(58)
Lower additions to PP&E due to larger construction program in the first quarter of 2024 compared to the current period.	36
Favourable change in non-cash investing working capital balances due to lower capital accruals.	8
Long-term financial assets were issued during the first quarter of 2025.	(106)
Other(1)	(24)
Cash flow used in investing activities for the three months ended March 31, 2025	(144)
(1)Mainly comprised of the decrease in the restricted cash balance, loan receivable payments and other investing items.
Cash Flow from Financing Activities
Cash used in financing activities for the three months ended March 31, 2025, decreased compared with the same period in 2024, primarily due to the following:

3 months ended March 31
Cash flow used in financing activities for the three months ended March 31, 2024	(114)
Repayment of the $400 million variable rate term loan facility.	(347)
Lower distributions paid to non-controlling interests due to lower net earnings in the current period.	19
Lower repurchases of common shares under the NCIB in the first quarter of 2025.	29
Issuance of $450 million senior notes during the first quarter of 2025.	450
Other	1
Cash flow from financing activities for the three months ended March 31, 2025	38

TransAlta Corporation	M43

Other Consolidated Analysis
Commitments
The Company has not incurred any additional contractual commitments in the three months ended March 31, 2025, either directly or through its interests in joint operations and joint ventures. There were reductions to the expected future payments under the Company's long-term service agreements in the three months ended March 31, 2025.
For the approximate future payments under the long-term service agreements as at March 31, 2025, refer to Note 17 in the unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2025.
Natural Gas Transportation Contracts
The Company has natural gas transportation contracts, for a total of up to 400 terajoules (TJ) per day on a firm basis, related to the Sundance and Keephills facilities, ending in 2036 to 2038. In addition, the Company has natural gas transportation agreements for approximately 150 TJ per day for Sheerness. The Company currently expects to use approximately 160 TJ per day on average and up to approximately 450 TJ per day during peak periods, while remarketing the excess capacity.
The Company may be required to recognize the natural gas transportation agreements as onerous contracts if any of the related facilities are retired in advance of the maturity of the transportation contracts.
Contingencies
For the current material outstanding contingencies, please refer to Note 37 of the 2024 audited annual consolidated financial statements. There were no material changes to the contingencies in the three months ended March 31, 2025.
Financial Instruments
Refer to Note 14 of the notes to the audited annual 2024 consolidated financial statements and Note 11 of our unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2025, for details on Financial instruments.
We may enter into commodity transactions involving non-standard features for which market-observable data is not available. These transactions are defined under IFRS as Level III instruments. Level III instruments incorporate inputs that are not observable from the market and fair value is therefore determined using valuation techniques. Fair values are validated by using reasonably possible alternative assumptions as inputs to valuation techniques and any material differences are disclosed in the notes to the unaudited interim condensed consolidated financial statements.
At March 31, 2025, Level III instruments had a net assets carrying value of $150 million (Dec. 31, 2024 – net liabilities $234 million). The Level III assets increased during the first quarter of 2025 from Level III liabilities as at Dec. 31, 2024 due to an increase in long-term financial assets as a result of the Company making available a term loan and revolving facility to a developer of renewable energy projects, and a change in the fair value of contingent consideration payable driven by updated expectations on the fair value less costs to sell on the Planned Divestitures. Our risk management profile and practices have not changed materially from Dec. 31, 2024.

M44	TransAlta Corporation

Additional Non-IFRS and Supplementary Financial Measures
We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our consolidated financial statements prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.
Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.
We calculate adjusted measures by adjusting certain IFRS measures for certain items we believe are not reflective of our ongoing operations in the period. Except as otherwise described, these adjusted measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, unless stated otherwise.
Non-IFRS Financial Measures
Adjusted EBITDA, adjusted revenues, adjusted fuel and purchased power, adjusted gross margin, adjusted OM&A, adjusted net other operating income, adjusted earnings (loss) before income taxes, adjusted net earnings (loss) after income taxes attributable to common shareholders, FFO, FCF, total consolidated net debt, adjusted net debt and net interest expense are non-IFRS measures that are presented in this MD&A. This section provides additional information in respect of such non-IFRS measures, including a reconciliation of such non-IFRS measures to the most comparable IFRS measure.
Adjusted EBITDA
Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core operational results.
During the first quarter of 2025, our adjusted EBITDA composition was amended to remove the impact of realized gain (loss) on closed exchange positions, which was included in adjusted EBITDA composition until the fourth quarter of 2024. The adjustment was intended to explain a timing difference between our internally and externally reported results and was useful at a time when markets were more volatile. The impact of realized gain (loss) on closed exchange positions was removed to simplify our reporting. Accordingly, the Company has applied this composition to all previously reported periods.
During the first quarter of 2025, our adjusted EBITDA composition was amended to remove the impact of Australian interest income, which was included in adjusted EBITDA composition until the fourth quarter of 2024. Initially, on the commissioning of the South Hedland facility in July 2017, we prepaid approximately $74 million of electricity transmission and distribution costs. Interest income, which was recorded on the prepaid funds, was reclassified as a reduction in the transmission and distribution costs expensed each period to reflect the net cost to the business. The impact of Australian interest income was removed to simplify our reporting since the amounts were not material. Accordingly, the Company has applied this composition to all previously reported periods.
Interest, taxes, depreciation and amortization are not included, as differences in accounting treatment may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends. The most directly comparable IFRS measure is earnings before income taxes.
The following are descriptions of the adjustments made to arrive at the non-IFRS measures:
Adjusted Revenue
Adjusted Revenues is Revenues (the most directly comparable IFRS measure) adjusted to exclude:
•The impact of unrealized mark-to-market gains or losses and unrealized foreign exchange gains or losses on commodity transactions.
•Certain assets that we own in Canada and Western Australia are fully contracted and recorded as finance leases under IFRS. We believe that it is more appropriate to reflect the payments we receive under the contracts as a capacity payment in our revenues instead of as finance lease income and a decrease in finance lease receivables.
•Revenues from the Planned Divestitures as they do not reflect ongoing business performance.
Adjusted Fuel and Purchased Power
Adjusted Fuel and Purchased Power is Fuel and Purchased Power (the most directly comparable IFRS measure) adjusted to exclude fuel and purchased power from the Planned Divestitures as it does not reflect ongoing business performance.
Adjusted OM&A
Adjusted OM&A is OM&A (the most directly comparable IFRS measure) adjusted to exclude:

TransAlta Corporation	M45

•Acquisition-related transaction and restructuring costs, mainly comprised of severance, legal and consultant fees as these do not reflect ongoing business performance.
•ERP integration costs representing planning, design and integration costs of upgrades to the existing ERP system as they represent project costs that do not occur on a regular basis, and therefore do not reflect ongoing performance.
•OM&A from the Planned Divestitures as it does not reflect ongoing business performance.
Adjusted Net Other Operating Income
Adjusted Net Other Operating Income is Net Other Operating Income (the most directly comparable IFRS measure) adjusted to exclude:
•Insurance recoveries related to the Kent Hills replacement costs of the tower collapse as these relate to investing activities and are not reflective of ongoing business performance.
Adjustments to Earnings (Loss) in Addition to Interest, Taxes, Depreciation and Amortization
•Fair value change in contingent consideration payable is not included as it is not reflective of ongoing business performance.
•Asset impairment charges and reversals are not included as these are accounting adjustments that impact depreciation and amortization and do not reflect ongoing business performance.
•Any gains or losses on asset sales or foreign exchange gains or losses are not included as these are not part of operating income.
Adjustments for Equity-Accounted Investments
•During the fourth quarter of 2020, we acquired a 49 per cent interest in the Skookumchuck wind facility, which is treated as an equity investment under IFRS and our proportionate share of the net earnings is reflected as equity income on the statement of earnings under IFRS. As this investment is part of our regular power-generating operations, we have included our proportionate share of adjusted EBITDA for the Skookumchuck wind facility in our total adjusted EBITDA. In addition, in the Wind and Solar adjusted results, we have included our proportionate share of revenues and expenses to reflect the full operational results of this investment. We have not included adjusted EBITDA of other equity-accounted investments in our total adjusted EBITDA as it does not represent our regular power-generating operations.
Adjusted Earnings (Loss) before income taxes
Adjusted earnings (loss) before income taxes represents segmented earnings (loss) adjusted for certain items that we believe do not reflect ongoing business performance and is an important metric for evaluating performance trends in each segment.
For details of the adjustments made to earnings (loss) before income taxes (the most directly comparable IFRS measure) to calculate adjusted earnings (loss) before income taxes, refer to the Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment section of this MD&A.
Adjusted Net Earnings (Loss) attributable to common shareholders
Adjusted net earnings (loss) attributable to common shareholders represents net earnings (loss) attributable to common shareholders adjusted for specific reclassifications and adjustments and their tax impact, and is an important metric for evaluating performance. For details of the reclassifications and adjustments made to net earnings (loss) attributable to common shareholders (the most directly comparable IFRS measure), please refer to the reconciliation of net earnings (loss) to adjusted net earnings (loss) attributable to common shareholders in the Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment section of this MD&A.
Adjusted Net Earnings (Loss) per common share attributable to common shareholders
Adjusted net earning (loss) per common share attributable to common shareholders is calculated as adjusted net earnings (loss) attributable to common shareholders divided by a weighted average number of common shares outstanding during the period. The measure is useful in showing the earnings per common share for our core operational results as it excludes the impact of items that do not reflect an ongoing business performance. Adjusted net earnings (loss) attributable per common share is a non-IFRS ratio and the most directly comparable IFRS measure is net income (loss) per common share attributable to common shareholders. Refer to the reconciliation of earnings (loss) before income taxes to adjusted net earnings (loss) attributable to common shareholders in the Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment section of this MD&A.
Funds From Operations (FFO)
FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure. For a description of the adjustments made to Cash Flow from Operating Activities (the most directly comparable IFRS measure) to calculate FFO, refer to the Reconciliation of Cash Flow from Operations to FFO and FCF section of this MD&A.

M46	TransAlta Corporation

Adjustments to Cash Flow from Operations
•FFO related to the Skookumchuck wind facility, which is treated as an equity-accounted investment under IFRS and equity income, net of distributions from joint ventures, is included in cash flow from operations under IFRS. As this investment is part of our regular power-generating operations, we have included our proportionate share of FFO.
•Payments received on finance lease receivables are reclassified to reflect cash from operations.
•We adjust for costs associated with acquisition-related transaction and restructuring costs that are not reflective of ongoing operations.
•Penalties totalling $33 million were issued by the Alberta Market Surveillance Administrator for self-reported contraventions pertaining to ancillary services provided during 2021 and 2022 at our Brazeau hydro facility. The penalties were recognized in OM&A during the fourth quarter of 2024 and paid during the first quarter of 2025, and have been excluded from FFO composition as they are not reflective of ongoing business performance.
•Other adjustments include payments/receipts for production tax credits, which are reductions to tax equity debt and include distributions from equity-accounted joint ventures.
Free Cash Flow (FCF)
FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal debt repayments, repay maturing debt, pay common share dividends or repurchase common shares and provides the ability to evaluate cash flow trends in comparison with the results from prior periods. Changes in working capital are excluded so that FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure. For a description of the adjustments made to Cash Flow from Operating Activities (the most directly comparable IFRS measure) to calculate FCF, refer to the Reconciliation of Cash Flow from Operations to FFO and FCF section of this MD&A.
Adjusted Net Debt
Adjusted net debt is calculated as a sum of current and non-current portions of credit facilities, long-term debt and lease liabilities, exchangeable debentures, 50 per cent of issued preferred shares and exchangeable preferred shares, less cash and cash equivalents, less principal portion of TransAlta OCP restricted cash and fair value of hedging instruments on debt. Presenting this item from period to period provides management and investors with the ability to evaluate leverage trends more readily in comparison with prior periods’ results. The most directly comparable IFRS measure is total credit facilities, long-term debt and lease liabilities.
Total Consolidated Net Debt
Total consolidated debt is calculated as a sum of current and non-current portions of credit facilities, long-term debt and lease liabilities, exchangeable debentures, less principal portion of TransAlta OCP restricted cash. Total consolidated net debt excludes the exchangeable preferred shares as they are considered equity with dividend payments for credit purposes. Presenting this item from period to period provides management and investors with the ability to evaluate leverage trends more readily in comparison with prior periods’ results. The most directly comparable IFRS measure is total credit facilities, long-term debt and lease liabilities, for reconciliation refer to Financial Capital section of this MD&A.
Net Interest Expense
Net interest expense is calculated as total interest expense less total interest income and non-cash items. For detailed calculation refer to the table in the Reconciliation of Adjusted EBITDA to FFO and FCF section of this MD&A. Net Interest expense is a proxy for the actual cash interest paid that approximates the cash outflow in the FFO and FCF calculation. The most directly comparable IFRS measure is total interest expense.
Adjusted Gross Margin
Adjusted gross margin is calculated as adjusted revenues less adjusted fuel and purchased power and carbon compliance costs, where adjustments to revenue or fuel and purchased power were applied as stated above. The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment. The most directly comparable IFRS measure is gross margin in the consolidated statement of earnings.

TransAlta Corporation	M47

Non-IFRS Ratios
FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in this MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of this MD&A for additional information.
FFO per Share and FCF per Share
FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Supplementary Financial Measures
•Available liquidity
•Sustaining capital expenditures
•Growth and development expenditures
•Alberta Hydro ancillary services revenues (total and revenues per MWh)
•Alberta Hydro Assets revenues (total and revenues per MWh)
•Other Hydro Assets revenues
•Other Hydro revenues
•Highvale mine reclamation spend
•Centralia mine reclamation spend
•The Alberta electricity portfolio metrics
•Fuel cost per MWh
•Carbon compliance per MWh
•Other current assets
•Other non-current assets
•Other current liabilities
•Other non-current liabilities

M48	TransAlta Corporation

Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment
The following table reflects adjusted EBITDA and adjusted earnings (loss) before income taxes by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended March 31, 2025:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	86	107	390	154	27	1	765	(7)	—	758
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(21)	36	(32)	(1)	1	—	(17)	—	17	—
Decrease in finance lease receivable	—	1	7	—	—	—	8	—	(8)	—
Finance lease income	—	1	5	—	—	—	6	—	(6)	—
Revenues from Planned Divestitures	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted revenue	65	145	366	153	28	1	758	(7)	7	758
Fuel and purchased power	4	10	163	98	—	2	277	—	—	277
Reclassifications and adjustments:
Fuel and purchased power related to Planned Divestitures	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	4	10	161	98	—	2	275	—	2	277
Carbon compliance	—	1	49	—	—	(1)	49	—	—	49
Adjusted gross margin	61	134	156	55	28	—	434	(7)	5	432
OM&A	13	29	59	17	7	49	174	(1)	—	173
Reclassifications and adjustments:
OM&A related to Planned Divestitures	—	—	(2)	—	—	—	(2)	—	2	—
ERP integration costs	—	—	—	—	—	(4)	(4)	—	4	—
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(4)	(4)	—	4	—
Adjusted OM&A	13	29	57	17	7	41	164	(1)	10	173
Taxes, other than income taxes	1	5	5	1	—	—	12	—	—	12
Net other operating income	—	(4)	(10)	—	—	—	(14)	—	—	(14)
Reclassifications and adjustments:
Insurance recovery	—	2	—	—	—	—	2	—	(2)	—
Adjusted net other operating income	—	(2)	(10)	—	—	—	(12)	—	(2)	(14)
Adjusted EBITDA(2)	47	102	104	37	21	(41)	270
Depreciation and amortization	(9)	(53)	(64)	(15)	(2)	(5)	(148)	2	—	(146)
Equity income	—	—	—	—	—	(1)	(1)	—	3	2
Interest income	—	—	—	—	—	5	5	—	—	5
Interest expense	—	—	—	—	—	(94)	(94)	1	—	(93)
Realized foreign exchange loss	—	—	—	—	—	(4)	(4)	—	—	(4)
Adjusted earnings (loss) before income taxes(2)	38	49	40	22	19	(140)	28
Reclassifications and adjustments above	21	(36)	20	1	(1)	(8)	(3)
Finance lease income	—	1	5	—	—	—	6	—	—	6
Skookumchuk earnings reclass to Equity income(1)	—	(3)	—	—	—	3	—	—	—	—
Fair value change in contingent consideration payable	—	—	34	—	—	—	34	—	—	34
Asset impairment (charges) reversals	—	—	(34)	24	—	(5)	(15)	—	—	(15)
Loss on sale of assets and other	—	—	—	—	—	(1)	(1)	—	—	(1)
Earnings (loss) before income taxes	59	11	65	47	18	(151)	49		—	49
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA, adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.

TransAlta Corporation	M49

The following table reflects adjusted EBITDA and adjusted earnings (loss) before income taxes by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended March 31, 2024:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	112	139	433	217	52	—	953	(6)	—	947
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(5)	(21)	(91)	(6)	(3)	—	(126)	—	126	—
Decrease in finance lease receivable	—	1	4	—	—	—	5	—	(5)	—
Finance lease income	—	1	1	—	—	—	2	—	(2)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted revenue	107	120	346	211	49	—	833	(6)	120	947
Fuel and purchased power	6	9	142	166	—	—	323	—	—	323
Carbon compliance	—	—	40	—	—	—	40	—	—	40
Adjusted gross margin	101	111	164	45	49	—	470	(6)	120	584
OM&A	13	20	46	18	10	28	135	(1)	—	134
Reclassifications and adjustments:
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(3)	(3)	—	3	—
Adjusted OM&A	13	20	46	18	10	25	132	(1)	3	134
Taxes, other than income taxes	1	4	3	—	—	—	8	—	—	8
Net other operating income	—	(2)	(10)	—	—	—	(12)	—	—	(12)
Adjusted EBITDA(2)(3)	87	89	125	27	39	(25)	342
Depreciation and amortization	(7)	(43)	(55)	(16)	(1)	(4)	(126)	2	—	(124)
Equity income	—	—	—	—	—	(2)	(2)	—	3	1
Interest income	—	—	—	—	—	7	7	—	—	7
Interest expense	—	—	—	—	—	(69)	(69)	—	—	(69)
Realized foreign exchange gain (loss)(4)	—	—	—	—	—	(8)	(8)	—	—	(8)
Adjusted earnings (loss) before income taxes(2)	80	46	70	11	38	(101)	144
Reclassifications and adjustments above	5	19	87	6	3	(3)	117
Finance lease income	—	1	1	—	—	—	2	—	—	2
Skookumchuk earnings reclass to Equity income(1)	—	(3)	—	—	—	3	—	—	—	—
Asset impairment charges	—	(4)	—	3	—	—	(1)	—	—	(1)
Gain on sale of assets and other(4)	—	—	—	—	—	2	2	—	—	2
Unrealized foreign exchange gain(4)	—	—	—	—	—	3	3	—	—	3
Earnings (loss) before income taxes	85	59	158	20	41	(96)	267	—	—	267
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA, adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
(3)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
(4)Foreign exchange loss and other of $3 million reported in the first quarter of 2024 was broken down to conform to the current period presentation.

M50	TransAlta Corporation

Reconciliation of Earnings Before Income Taxes to Adjusted Net Earnings attributable to common shareholders
The following table reflects reconciliation of earnings before income taxes to adjusted earnings attributable to common shareholders for the three months ended March 31, 2025 and March 31, 2024:

	3 months ended March 31
(in millions of Canadian dollars except where noted)	2025	2024
Earnings before income taxes	49	267
Income tax expense	7	29
Net earnings	42	238
Net (loss) earnings attributable to non-controlling interests	(4)	16
Net earnings attributable to common shareholders	46	222
Adjustments and reclassifications (pre-tax):
Adjustments and reclassifications to Revenues	(7)	(120)
Adjustments and reclassifications to Fuel and purchased power	2	—
Adjustments and reclassifications to OM&A	10	3
Adjustments and reclassifications to Net other operating expense (income)	(2)	—
Fair value change in contingent consideration payable (gain)	(34)	—
Finance lease income	(6)	(2)
Asset impairment charges	15	1
Loss (gain) on sale of assets and other	1	(2)
Unrealized foreign exchange (gain)	—	(3)
Calculated tax recovery on adjustments and reclassifications(1)	5	29
Adjusted net earnings attributable to common shareholders(2)	30	128
Weighted average number of common shares outstanding in the period	298	308
Net income per common share attributable to common shareholders	0.15	0.72
Adjustments and reclassifications (net of tax)	(0.05)	(0.31)
Adjusted net earnings per common share attributable to common shareholders(2)	0.10	0.41
(1)Represents a theoretical tax calculated by applying the Company's consolidated effective tax rate of 23.3 per cent for the three months ended March 31, 2025 (March 31, 2024 — 23.3 per cent). The amount does not take into account the impact of different tax jurisdictions the Company's operations are domiciled and does not include the impact of deferred taxes.
(2)Adjusted net earnings attributable to common shareholders and Adjusted net earnings per common share attributable to common shareholders are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The most directly comparable IFRS measures are net earnings attributable to common shareholders and net earnings per share attributable to common shareholders, basic and diluted. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more details.

TransAlta Corporation	M51

Reconciliation of Cash Flow from Operations to FFO and FCF
The table below reconciles our cash flow from operating activities to our FFO and FCF:

	3 months ended March 31
(in millions of Canadian dollars except where noted)	2025	2024
Cash flow from operating activities(1)	7	244
Change in non-cash operating working capital balances	117	(7)
Cash flow from operations before changes in working capital	124	237
Adjustments
Share of adjusted FFO from joint venture(1)	2	2
Decrease in finance lease receivable	8	5
Brazeau penalties payment	33	—
Acquisition-related transaction and restructuring costs	6	3
Other(2)	6	7
FFO(3)	179	254
Deduct:
Sustaining capital(1)	(23)	1
Dividends paid on preferred shares	(13)	(13)
Distributions paid to subsidiaries’ non-controlling interests	—	(19)
Principal payments on lease liabilities	(1)	(1)
Other	(3)	(1)
FCF(3)	139	221
Weighted average number of common shares outstanding in the period	298	308
FFO per share(3)	0.60	0.82
FCF per share(3)	0.47	0.72
(1)Includes our share of amounts for the Skookumchuck wind facility, an equity-accounted joint venture.
(2)Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from an equity-accounted joint venture.
(3)These items are non-IFRS measures, which are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.

M52	TransAlta Corporation

Reconciliation of Adjusted EBITDA to FFO and FCF
The table below provides a reconciliation of our adjusted EBITDA to our FFO and FCF:

3 months ended March 31	2025	2024
Adjusted EBITDA(1)(4)	270	342
Provisions	8	—
Net interest expense(2)	(72)	(48)
Current income tax expense	(13)	(27)
Realized foreign exchange loss	(2)	(8)
Decommissioning and restoration costs settled	(9)	(7)
Other non-cash items	(3)	2
FFO(3)(4)	179	254
Deduct:
Sustaining capital(4)	(23)	1
Dividends paid on preferred shares	(13)	(13)
Distributions paid to subsidiaries’ non-controlling interests	—	(19)
Principal payments on lease liabilities	(1)	(1)
Other	(3)	(1)
FCF(3)(4)	139	221
(1)Adjusted EBITDA is defined in the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A and reconciled to earnings (loss) before income taxes above. During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods.
(2)Net interest expense is a non-IFRS measure, is not defined and has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the table below for detailed calculation.
(3)These items are non-IFRS measures, are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. FFO and FCF are defined in the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A and reconciled to cash flow from operating activities above.
(4)Includes our share of amounts for the Skookumchuck wind facility, an equity-accounted joint venture.

Net interest expense in the reconciliation of our adjusted EBITDA to our FFO and FCF is calculated as follows:

3 months ended March 31	2025	2024
Interest expense	93	69
Less: Interest Income	(5)	(7)
Less: non-cash items(1)	(16)	(14)
Net Interest Expense	72	48
(1)Non-cash items include accretion of provisions, financing cost amortization and other non-cash items.

TransAlta Corporation	M53

Key Non-IFRS Financial Ratios
The methodologies and ratios used by rating agencies to assess our credit rating are not publicly disclosed. We have developed our own definitions of ratios and targets to help evaluate the strength of our financial position.
These metrics and ratios are not defined and have no standardized meaning under IFRS and may not be comparable to those used by other entities or by rating agencies.
Adjusted Net Debt to Adjusted EBITDA

(in millions of Canadian dollars except where noted)
As at	March 31, 2025	Dec. 31, 2024
Credit facilities, long-term debt and lease liabilities(1)	3,877	3,808
Exchangeable debentures	350	350
Less: Cash and cash equivalents	(238)	(337)
Add: Bank overdraft	—	1
Add: 50 per cent of issued preferred shares and exchangeable preferred shares(2)	671	671
Other(3)	(6)	(24)
Adjusted net debt(4)	4,654	4,469
Adjusted EBITDA(5)	1,183	1,255
Adjusted net debt to adjusted EBITDA (times)	3.9	3.6
(1)Consists of current and non-current portions of long-term debt, which includes lease liabilities and tax equity financing.
(2)Exchangeable preferred shares are considered equity with dividend payments for credit-rating purposes. For accounting purposes, they are accounted for as debt with interest expense in the consolidated financial statements. For purposes of this ratio, we consider 50 per cent of issued preferred shares, including these, as debt.
(3)Includes principal portion of TransAlta OCP restricted cash (nil as at March 31, 2025 and $17 million as at Dec. 31, 2024) and fair value of hedging instruments on debt (included in risk management assets and/or liabilities on the Condensed Consolidated Statements of Financial Position).
(4)The tax equity financing for the Skookumchuck wind facility, an equity-accounted joint venture, is not represented in this amount. Adjusted net debt is a non-IFRS measure, is not defined and has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Presenting this item from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
(5)Last four quarters.
The Company's capital is managed using a net debt position. We use the adjusted net debt to adjusted EBITDA ratio as a measurement of financial leverage and to assess our ability to service debt. Our target for adjusted net debt to adjusted EBITDA is 3.0 to 4.0 times. Our adjusted net debt to adjusted EBITDA ratio for March 31, 2025 was higher compared to Dec. 31, 2024, due to higher adjusted net debt resulting from lower cash balances due to higher cash flow used in investing activities and lower annualized adjusted EBITDA as at March 31, 2025 as compared to Dec. 31, 2024.

M54	TransAlta Corporation

2025 Outlook
The following table outlines our expectations on key financial targets and related assumptions for 2025 and should be read in conjunction with the narrative discussion that follows and the Governance and Risk Management section of this MD&A:

Measure	2025 Target(2)	2024 Actual(3)
Adjusted EBITDA(1)	$1,150 to $1,250 million	$1,253 million
FCF(1)	$450 to $550 million	$569 mllion
FCF per share(1)	$1.51 to $1.85	$1.88
Dividend per share	$0.26 annualized	$0.24 annualized
(1)These are non-IFRS measures, which are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Reconciliation of Non-IFRS Measures section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A.
(2)Represents forward-looking information.
(3)The actual 2024 amounts for the most directly comparable IFRS measures for Adjusted EBITDA and FCF were as follows: Earnings before income taxes $319 million and Cash flow from operating activities $796 million. The most directly comparable IFRS ratio to FCF per share is cash flow from operating activities per share of $2.64, which is calculated as cash flow from operating activities for the period divided by weighted average number of common shares outstanding during the period.
The Company's outlook for 2025 may be impacted by a number of factors as detailed further below.
Range of key 2025 power and gas price assumptions

Market	2025 Assumptions
Alberta spot ($/MWh)	$40 to $60
Mid-Columbia spot (US$/MWh)	US$50 to US$70
AECO gas price ($/GJ)	$1.60 to $2.10
Alberta spot price sensitivity: a +/- $1 per MWh change in spot price is expected to have a +/-$2 million impact on adjusted EBITDA for the balance of the year.
Other assumptions relevant to the 2025 outlook

Measure	2025 Expectations
Energy Marketing gross margin	$110 to $130 million
Sustaining capital	$145 to $165 million
Current income tax expense	$95 to $130 million
Net interest expense	$255 to $275 million
Alberta Hedging

Range of hedging assumptions	Q2 2025	Q3 2025	Q4 2025	2026
Hedged production (GWh)	1,809	2,139	1,848	6,432
Hedge price ($/MWh)	$69	$68	$71	$68
Hedged gas volumes (GJ)	7 million	8 million	7 million	19 million
Hedge gas prices ($/GJ)	$3.25	$3.22	$3.57	$3.65
Refer to the 2025 Outlook section in our 2024 Annual MD&A for further details relating to our Outlook and related assumptions.
Liquidity and Capital Resources
We maintain adequate available liquidity under our committed credit facilities. As at March 31, 2025, we had access to $1.5 billion in liquidity, including $238 million in cash, which exceeds the funds required for committed growth, sustaining capital and productivity projects.

TransAlta Corporation	M55

Material Accounting Policies and Critical Accounting Estimates
The preparation of unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that could affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities during the period. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.
During the three months ended March 31, 2025, revisions to the fair values of Assets Held for Sale and Contingent consideration payable were made based on new information obtained during the period.
Tariffs
Throughout the first quarter of 2025, President Trump has continued to announce, implement and at times, withdraw tariffs across various sectors and countries. As of April 2, 2025, Canada-United States-Mexico Agreement (CUSMA) compliant goods are exempt from tariffs; however, they remain for non-CUSMA compliant goods, aluminum and steel imports, as well as the automotive sector. At this time, tariffs do not apply to cross border sales of electricity. If tariffs remain in effect, the Company may see an impact on the cost of materials required for ongoing operations and future growth projects. The Company continues to assess the direct and indirect impact of tariffs or other trade protectionist measures on our business.
Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended Dec. 31, 2024.
Future Accounting Changes
Amendments to IFRS 9 and IFRS 7 — Nature-Dependent Electricity Contracts
On Dec. 18, 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure to improve reporting of the financial effects of nature-dependent electricity (e.g., wind and solar) contracts, which are often structured as power purchase agreements. Under these contracts, the amount of electricity generated can vary based on uncontrollable factors such as weather conditions. The amendments clarify the application of own-use requirements, permit hedge accounting if these contracts are used as hedging instruments and add new disclosure requirements about the effect of these contracts on a company's financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after Jan. 1, 2026. The Company is currently evaluating the impacts to the financial statements.

Amendments to IFRS 7 and IFRS 9 — Classification and Measurement of Financial Instruments
On May 29, 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments effective Jan. 1, 2026 impacting IFRS 7 and 9. The IASB amended the requirements related to settling financial liabilities using an electronic payment system and assessing contractual cash flow characteristics of financial assets, including those with ESG-linked features. The Company is currently evaluating the impacts to the financial statements.
IFRS 18 — Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued a new standard, IFRS 18 Presentation and Disclosure in Financial Statements, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after Jan. 1, 2027. The Company is currently evaluating the impacts to the financial statements.

M56	TransAlta Corporation

Governance and Risk Management
Our business activities expose us to a variety of risks and opportunities including, but not limited to, regulatory changes, rapidly changing market dynamics and increased volatility in our key commodity markets. Our goal is to manage these risks and opportunities so that we are in a position to develop our business and achieve our goals while remaining reasonably protected from an unacceptable level of risk or financial exposure. We use a multi-level risk management oversight structure to manage the risks and opportunities arising from our business activities, the markets in which we operate and the political environments and structures with which we interact.
Please refer to the Governance and Risk Management section of our 2024 Annual MD&A and Note 12 of our unaudited interim condensed consolidated financial statements for details on our risks and how we manage them. Our risk management profile and practices have not changed materially from Dec. 31, 2024.
Regulatory Updates
Refer to the Policy and Legal Risks discussion in our 2024 Annual MD&A for further details that supplement the recent developments as discussed below:
Canada
Federal
The Government of Canada has set objectives for carbon emissions reductions, including a 45 to 50 per cent national emissions reduction over 2005 levels by 2035, a net-zero electricity grid by 2035 and a net-zero national economy by 2050. The government has utilized several policy tools to achieve its emissions objectives, including but not limited to, carbon pricing, emissions performance regulations, funding for industrial energy transition, and incentives for consumers. As of April 1, 2025, the federal requirement for a consumer carbon price was removed; however, the requirement for industrial carbon pricing remains in place.
Canada’s provinces have jurisdiction over their respective electricity sectors and play an important role in setting industrial carbon pricing policy and emissions performance standards, subject to the federal government's authority to set national carbon pricing standards. Jurisdictional responsibilities between the federal and provincial governments enable both levels of government to implement policies that impact our sector. Leadership changes at either level of government can influence policy direction.
A federal election occurred in Canada on April 28, 2025, resulting in a minority government for the Liberal Party of Canada. TransAlta will be monitoring policy developments related to our business, including but not limited to Clean Electricity Regulations, Investment Tax Credit, industrial carbon pricing, as well as funding for net-zero technologies. TransAlta continues to closely monitor the political and policy environment.
Alberta
During the first quarter of 2025, the Government of Alberta commenced consultation on the Technology Innovation and Emissions Reduction Regulation (TIER) in advance of the scheduled program review in 2026. The TIER program has been in place since 2007 and is expected to be maintained going forward.
During the first quarter of 2025, the AESO continued consultation on the proposed Restructured Energy Market (REM). The AESO's four stated objectives for the REM are: (i) a reliable electric grid; (ii) affordable electricity for consumers; (iii) decarbonization by 2050 and related policy objectives; and (iv) reasonable implementation. On April 4, 2025, the Minister of Affordability and Utilities and the AESO announced a revised proposal for the REM design, seeking to address concerns regarding the complexity, scale and timeline. TransAlta continues to assess the proposed design changes and participate in the AESO consultation process. The AESO plans to implement interim rules by the end of 2025, with REM implementation in 2027 or 2028.
United States
The President of the United States has signed a number of executive orders seeking to enable gas and coal-fired electricity in the country, as well as limiting the development of renewable electricity generation. While these initial actions were mostly directional in nature, subsequent executive orders and federal agency directives show a trend toward an eased regulatory environment that may lower fossil fuel and power-production costs. This may make investments in natural gas power plants more attractive; at the same time, a halt on federal agency wind permits may impede future offshore and land-based wind development.
Currently, federal incentives for renewable technologies remain in force through the Inflation Reduction Act (IRA) of 2022. In addition to federal actions, state and regional

TransAlta Corporation	M57

renewable and climate policies continue to have a significant impact on the pace of energy transition in the country. The Company continues to assess actions at all levels of government as they emerge.

Australia
On March 8, 2025, a state election occurred in Western Australia. The Labor government, led by Premier Roger Cook won a third consecutive four-year term. The re-election of the Labor government is expected to provide continued stability in the state.
The Australian federal election was held on May 3, 2025. The Labour Party secured a majority government and a second term. The results are not expected to have a significant impact on TransAlta.

M58	TransAlta Corporation

Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P). During the three months ended March 31, 2025, the majority of our workforce supporting and executing our ICFR and DC&P continue to work on a hybrid basis. The Company has implemented appropriate controls and oversight for both in-office and remote work. There has been minimal impact to the design and performance of our internal controls.
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) to assess the effectiveness of the Company’s ICFR.
DC&P refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under securities legislation is recorded, processed, summarized and reported within the time frame specified in applicable securities legislation. DC&P include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under applicable securities legislation is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. In designing and evaluating our ICFR and DC&P, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.
In accordance with the provisions of NI 52-109 and consistent with U.S. Securities and Exchange Commission guidance, the scope of the evaluation did not include internal controls over financial reporting of Heartland, which the Company acquired on Dec. 4, 2024. Heartland was excluded from management's evaluation of the effectiveness of the Company's internal control over financial reporting as at Dec. 31, 2024, due to the proximity of the acquisition to year-end. Further details related to the acquisition are disclosed in Note 4 to the Company's Consolidated Financial Statements for the year ended Dec. 31, 2024.
Consistent with the evaluation at Dec. 31, 2024, the scope of the evaluation at March 31, 2025 does not include controls over financial reporting of the assets acquired through the Heartland acquisition on Dec. 4, 2024. Heartland's total and net assets represented approximately seven per cent and 15 per cent of the Company's total and net assets, respectively, as at March 31, 2025.
Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our ICFR and DC&P as of the end of the period covered by this MD&A. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2025, the end of the period covered by this MD&A, our ICFR and DC&P were effective.

TransAlta Corporation	M59

Glossary of Key Terms
Alberta Electric System Operator (AESO)
The independent system operator and regulatory authority for the Alberta Interconnected Electric System. authority for the Alberta Interconnected Electric System.
Alberta Hydro Assets
The Company's hydroelectric assets, owned through a wholly owned subsidiary, TransAlta Renewables Inc. These assets are located in Alberta consisting of the Barrier, Bearspaw, Cascade, Ghost, Horseshoe, Interlakes, Kananaskis, Pocaterra, Rundle, Spray, Three Sisters, Bighorn and Brazeau hydro facilities.
Alberta Thermal
The business segment previously disclosed as Canadian Coal has been renamed to reflect the ongoing conversion of the boilers to burn gas in place of coal. The segment includes the legacy and converted generating units at our Sundance and Keephills sites and includes the Highvale Mine.
Ancillary Services
As defined by the Electric Utilities Act (Alberta), Ancillary Services are those services required to ensure that the interconnected electric system is operated in a manner that provides a satisfactory level of service with acceptable levels of voltage and frequency.
Automatic Securities Purchase Plan (ASPP)
The ASPP is intended to facilitate repurchases of common shares under the NCIB, including at times when the Company would ordinarily not be permitted to make purchases due to regulatory restrictions or self-imposed blackout periods.
Availability
A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.
Capacity
The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.
Cogeneration
A generating facility that produces electricity and another form of useful thermal energy (such as heat or steam) used for industrial, commercial, heating or cooling purposes.
Disclosure Controls and Procedures (DC&P)
Refers to controls and other procedures designed to ensure that information required to be disclosed in the reports filed by the Company or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in applicable securities legislation. DC&P include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Dispatch optimization
Purchasing power to fulfill contractual obligations, when economical.
Economic Dispatch
Power is not produced during periods of low market price, but is purchased in the market to fulfil the contract.
Exchangeable Debentures
On May 1, 2019, Brookfield Renewable Partners or its affiliates (collectively, Brookfield) invested $350 million in exchange for seven per cent unsecured subordinated debentures due May 1, 2039.
Exchangeable Preferred Shares
On Oct. 30, 2020, Brookfield invested $400 million in the Company in exchange for redeemable, retractable first preferred shares (Series I). The Series I Preferred Shares are accounted for as current debt and the exchangeable preferred share dividends are reported as interest expense.

TransAlta Corporation

Exchangeable Securities
The Exchangeable Debentures and the Exchangeable Preferred Shares which are exchangeable into an equity ownership interest in TransAlta’s Alberta hydro assets in the future at a value based on a multiple of the Alberta Hydro Assets’ future-adjusted EBITDA (Option to Exchange).
Free Cash Flow (FCF)
Represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. FCF is calculated as cash generated by the Company through its operations (cash from operations) minus the funds used by the Company for the purchase improvement, or maintenance of the long-term assets to improve the efficiency or capacity of the Company (capital expenditures).
Funds from Operations (FFO)
Represents a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is calculated as cash flow from operating activities before changes in working capital and is adjusted for transactions and amounts that the Company believes are not representative of ongoing cash flows from operations.
Gigajoule (GJ)
A metric unit of energy commonly used in the energy industry. One GJ equals 947,817 British Thermal Units (Btu). One GJ is also equal to 277.8 kilowatt hours (kWh).
Gigawatt (GW)
A measure of electric power equal to 1,000 megawatts.
Gigawatt hour (GWh)
A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.
Greenhouse Gas (GHG)
A gas that has the potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide, hydrofluorocarbons and perfluorocarbons.
Heartland Credit Facilities
As part of the Heartland acquisition on Dec. 4, 2024, the Company assumed a $232 million drawn term facility and a $25 million revolving facility with a syndicate of banks, (collectively, Heartland Credit Facilities).
ICFR
Internal control over financial reporting.
IFRS
International Financial Reporting Standards.
Megawatt (MW)
A measure of electric power equal to 1,000,000 watts.
Megawatt Hour (MWh)
A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.
Merchant
A term used to describe assets that are not contracted and are exposed to market pricing.
NCIB
Normal Course Issuer Bid.
OM&A
Operations, maintenance and administration costs.
Other Hydro Assets
The Company's hydroelectric assets located in British Columbia, Ontario which include the Taylor, Belly River, Waterton, St. Mary, Upper Mamquam, Pingston, Bone Creek, Akolkolex, Ragged Chute, Misema, Galetta, and Moose Rapids facilities.
Planned Divestitures
To meet the requirements of the federal Competition Bureau related to the Heartland Generation acquisition, the Company entered into a consent agreement with the Commissioner of Competition pursuant to which TransAlta agreed to divest Heartland's Poplar Hill and Rainbow Lake assets (the Planned Divestitures) following closing of the acquisition of Heartland Generation.

TransAlta Corporation

Planned outage
Periodic planned shutdown of a generating unit for major maintenance and repairs. Duration is normally in weeks. The time is measured from unit shutdown to putting the unit back on line.
Power Purchase Agreement (PPA)
A long-term commercial agreement for the sale of electric energy to PPA buyers.
PP&E
Property, plant and equipment.
Renewable Energy Credits (REC)
All right, title, interest and benefit in and to any credit, reduction right, offset, allocated pollution right, emission reduction allowance, renewable attribute or other proprietary or contractual right, whether or not tradable, resulting from the actual or assumed displacement or reduction of emissions, or other environmental characteristic, from the production of one MWh of electrical energy from a facility utilizing certified renewable energy technology.
TA Cogen
The Company owns 50.01 per cent in TransAlta Cogeneration, L.P. (TA Cogen), which owns, operates or has an interest in a portfolio of cogeneration facilities, including three natural-gas-fired cogeneration facilities (Ottawa, Windsor and Fort Saskatchewan) and a natural-gas-fired facility (Sheerness).
Term Facility
The former $400 million term facility with our banking syndicate, maturing on Sept. 7, 2025, with floating interest rates that vary depending on the option selected (e.g., Canadian prime and bankers' acceptances).
Turbine
A machine for generating rotary mechanical power from the energy of a stream of fluid (such as water, steam or hot gas). Turbines convert the kinetic energy of fluids to mechanical energy through the principles of impulse and reaction or a mixture of the two.
Unplanned outage
The shutdown of a generating unit due to an unanticipated breakdown.
Value at Risk (VaR)
A measure used to manage exposure to market risk from commodity risk management activities.

TransAlta Corporation